PROSPECTUS

                            UP TO 1,000,000 SHARES



                   CRAWFORD EQUIPMENT & ENGINEERING COMPANY

                                 COMMON STOCK

  CRAWFORD EQUIPMENT & ENGINEERING COMPANY (the "Company") is offering (the "Offering") 1,000,000 shares of common stock ("Common Stock") at an initial public offering price of $7.25 per share. Prior to this Offering there has been no market for the shares, and no assurance can be given that any such market will exist or develop upon completion of this Offering or, if developed, will be maintained. See "Plan of Distribution" for information relating to the factors considered in determining the price to public.

                               ----------------

  THIS OFFERING INVOLVES A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" COMMENCING ON PAGE 4 AND "DILUTION" ON PAGE 16. THESE ARE SPECULATIVE SECURITIES.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                            PRICE   UNDERWRITING DISCOUNTS PROCEEDS TO ISSUER OR
                          TO PUBLIC   AND COMMISSIONS(1)     OTHER PERSONS(2)
--------------------------------------------------------------------------------
Per Share................   7.25            .5075                 6.7425
--------------------------------------------------------------------------------
Total Minimum............ 2,537,500        177,625               2,359,875
--------------------------------------------------------------------------------
Total Maximum............ 7,250,000        507,500               6,742,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company has agreed to pay to Discovery Capital Group, Inc. (the "Underwriter"), a non-accountable expense allowance equal to 3% of the gross proceeds of the offering and has agreed to sell to the Underwriter five (5) year warrants to purchase up to 14,000 shares of Common Stock with the minimum and 40,000 shares of Common Stock with the maximum at 120% of the price to the public per share. The Company has also agreed to indemnify the Underwriter against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution".
(2) Before deducting expenses of the Offering estimated at $184,000 with either the minimum or the maximum, which does not include the 3% non-accountable expense allowance described in Note 1 above.

  NO SHARES WILL BE ISSUED BY THE COMPANY UNTIL A MINIMUM OF 350,000 SHARES HAVE BEEN SOLD.

  ALL FUNDS FROM SUBSCRIPTIONS SHALL BE HELD IN AN ESCROW ACCOUNT AT SUNTRUST BANK CENTRAL FLORIDA, NATIONAL ASSOCIATION, 225 E. ROBINSON STREET, SUITE 250, ORLANDO, FLORIDA 32801. See "Plan of Distribution".

  OFFICERS, DIRECTORS, PRESENT SHAREHOLDERS AND INSIDERS OF THE COMPANY OR AFFILIATES THEREOF MAY PURCHASE SOME OR ALL OF THE SECURITIES OFFERED HEREBY ALTHOUGH THEY ARE NOT OBLIGATED TO DO SO. See "Plan of Distribution".

                               ----------------

 THE SECURITIES ARE BEING OFFERED BY THE UNDERWRITER ON A BEST EFFORTS BASIS.
  THE UNDERWRITER  RESERVES THE  RIGHT  TO WITHDRAW,  CANCEL OR  MODIFY THIS
   OFFERING AND  TO REJECT ANY  ORDER IN WHOLE  OR IN PART.  IT IS EXPECTED
    THAT DELIVERY OF THE SECURITIES  WILL BE MADE FOLLOWING THE CONCLUSION
     OF THE OFFERING IN WINTER PARK, FLORIDA.

                         DISCOVERY CAPITAL GROUP, INC.

                 The date of this Prospectus August 11, 1998.

                        SUMMARY DESCRIPTION OF ARTWORK

  The artwork to be contained within the Prospectus is a four (4) page foldout. The inside front cover contains a harmony sign centered against a background of a cream colored rock like substance which simulates ash. The top portion of this page above the wording "in the simplification of matter harmony simplifies matter" appears on orange-yellow like flame against a black background. The foldout displays the same orange-yellow like flame against a black background. The back inside cover to the prospectus again contains a centered harmony sign surrounded by four (4) color schemed boxes that contain testimonials from customers of the Company. The orange-yellow like flame against a black background appears in the left-hand top corner of this page. To its right is a white-brownish color scheme background within the second box. In the box located to the bottom right of the harmony sign is a cream colored background and the box to its immediate left is a blue and white color background. Below the four boxes that surround the harmony sign is a black background against which additional verbiage appears.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share data have been adjusted to give effect to a 30,000 for one (1) stock split on January 20, 1998. See "Shares Eligible for Future Sale".

                                  THE COMPANY

  Crawford Equipment & Engineering Company (the "Company") manufactures a variety of packaged combustion systems that are utilized to incinerate or oxidize various types of waste, odors and air pollutants. These systems are designed for a wide range of industrial and commercial uses, which include: animal, pathological and human cremation/incineration, medical/bio-hazardous/infectious waste ("Medical Waste"), incineration, general solid waste incineration, and the control of volatile organic compounds and hazardous air pollutants (VOC/HAPS) emitted from industrial processes. In addition, the Company provides services and replacement parts for existing packaged combustion systems. The Company was founded in July 1974 by James P. Crawford, the Chairman of the Board of Directors and Chief Executive Officer and to date has manufactured and installed approximately 700 installations to customers located throughout the world. The Company maintains its corporate and manufacturing and testing facilities in Orlando, Florida.

  Through the efforts of Mr. Crawford, the Company has developed unique features which are integrated into the packaged combustion systems it manufacturers. See "Business--Products Services and Markets". Mr. Crawford has also developed patented devices which are primarily used by the Company in the crematory and incinerator systems it manufactures. These patented devices provide operational and environmental advantages. See "Business--Intellectual Property and Proprietary Rights". Following the successful conclusion of the offering, the Company intends to acquire those patents from Mr. Crawford for a purchase price of $875,000. See "Certain Relationships and Related Transactions".

  The Company's customers have included, among others, Bristol Meyers-Squibb, Zoltek Corp., Robert Bosch Corp., Ciba-Giegy, ABB, Royal Caribbean, Alcoa Aluminum, Whirlpool and Colgate Palmolive. In addition, the Company is a supplier of waste disposal systems for several federal agencies, municipal and political subdivisions, foreign governments and academic research facilities. The Company has recently entered into a strategic alliance agreement with Monsanto Enviro-Chem Systems, Inc. ("MEC"), an affiliate of Monsanto Corporation. This agreement establishes a relationship through which specific custom systems manufactured by the Company for use in the abatement and control of VOC/HAPS, shall be marketed through MEC, the Company and other sales representatives. See "Risk Factors and Business--Sales and Marketing".

  The Company believes that the packaged combustion equipment industry has growth potential due to environmental concerns that exist with respect to waste disposal in general and stringent federal regulations promulgated under the Clean Air Act (the "Act") and specifically Title V of the Act which imposes guidelines concerning the emission of VOC/HAPS and international environmental infrastructure clean-up. See "Business".

                                  THE OFFERING

Securities Offered................................
                                                   1,000,000 Shares of Common
                                                   Stock
                                                   3,200,000 Shares of Common
                                                   Stock
Securities Outstanding Prior to the Offering(1)...
Securities Outstanding After the Minimum
Offering(1)....................................... 3,550,000 Shares of Common
                                                   Stock
                                                   4,200,000 Shares of Common
                                                   Stock
Securities Outstanding After the Maximum
Offering(1).......................................
Proposed OTC Bulletin Board Symbol(2).............
                                                   "CRAW"
--------
(1) Does not include (a) 14,000 shares of Common Stock with the minimum and 40,000 shares of Common Stock with the maximum issuable upon the exercise of the Underwriter's Warrants at 120% of the Price to Public and (b) approximately 172,835 shares of Common Stock that certain noteholders may exchange their notes for, as of March 31, 1998, in connection with a private placement of such securities. See "Certain Relationships and Related Transactions" and Note 7 to the financial statements included elsewhere in the Prospectus.

(2) The Company intends to file an application with the National Association of Securities Dealers ("NASD") to list its Common Stock with NASDAQ provided, that at least 830,000 shares are sold through this Offering. See "Risk Factors--Over-The-Counter Market, Penny Stock Trading Rules and Possible Delisting of Common Stock from NASDAQ SmallCap Market".

                         SUMMARY FINANCIAL INFORMATION

                                 FOR THE YEAR ENDED          FOR THE THREE MONTHS ENDED
                                    DECEMBER 31                       MARCH 31
                          ---------------------------------- ----------------------------
                             1995        1996        1997        1997           1998
                          ----------  ----------  ---------- -------------  -------------
STATEMENT OF OPERATIONS
 DATA
Sales...................  $2,546,895  $2,417,939  $4,375,494 $   1,116,295  $     263,736
Cost of sales...........   1,767,054   1,516,070   2,717,640       679,421        178,181
Operating expenses......     765,448     902,648   1,224,217       233,151        272,896
Operating income (loss).      14,393        (779)    433,637       203,723       (187,341)
Other income (expense)..         825      (2,426)        920           621       (654,742)(1)
Net income (loss).......      15,218      (3,205)    434,557       204,344       (842,083)
Net income (loss) per
 common share...........       0.005      (0.001)       0.14          0.06          (0.26)
Shares used in computing
 net income (loss)
 per share..............   3,200,000   3,200,000   3,200,000     3,200,000      3,200,000
BALANCE SHEET DATA
Current assets..........  $  644,943  $  701,182  $  605,826 $   1,339,441  $     730,821
Current liabilities.....     599,228     741,992     404,859     1,153,267        151,808
Working capital.........      45,715     (40,810)    200,967       186,174        579,013
Total assets............     734,422     783,338     722,884     1,421,658        974,768
Long-term debt, less
 current portion........       7,143         --       17,123        26,000        715,970
Retained earnings
 (accumulated deficit)..    (150,453)   (237,158)     22,398       (36,113)      (819,685)
Stockholder's equity....     128,051      41,346     300,902       242,391        106,990

                     PRO FORMA STATEMENT OF OPERATIONS DATA

                                    FOR THE YEAR ENDED DECEMBER 31, 1997
                          --------------------------------------------------------
                            ACTUAL   PRO FORMA ADJUSTMENT(2) PRO FORMA AS ADJUSTED
                          ---------- ----------------------- ---------------------
Sales...................  $4,375,494        $      --             $4,375,494
Cost of sales...........   2,717,640            9,800              2,727,440
Operating expenses......   1,224,217          319,950              1,544,167
Operating income........     433,637         (329,750)               103,887
Other income............         920               --                    920
Net income..............  $  434,557        $(329,750)            $  104,807
Net income per common
 share..................  $     0.14               --             $     0.03
Shares used in computing
 net income per share...   3,200,000               --              3,200,000

(1) Other income (expense) for the three months ended March 31, 1998 includes a one-time charge to interest expense of $648,131. This charge relates to the issuance of $600,000 of Convertible Promissory Notes during the three month period March 31, 1998. See Note 5 to Financial Statements dated March 31, 1998.

(2) See Note 8 to the Financial Statements dated December 31, 1997.

                                 RISK FACTORS

  An investment in the shares offered hereby is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment. Prospective investors should carefully consider the following risk factors, along with the other information set forth in this prospectus in evaluating the Company, its business and prospects before purchasing the shares.

LIMITED OPERATING HISTORY

  The Company's operating history has consisted primarily of custom design, manufacturing and installation of packaged combustion equipment for use in a variety of waste disposal applications. Initially, its equipment was utilized for animal, pathological and human cremation/incineration and later for Medical Waste disposal. Additional equipment was developed to dispose of general solid waste, including but not limited to shipboard waste, international flight waste, and liquid/chemical waste. Volatile Organic Compounds ("VOC") and Hazard Air Pollutants ("HAP") waste oxidation systems (hereafter collectively referred "VOC/HAP Waste Disposal Market Systems") were also developed as a result of current Federal legislation and the Company's belief that its equipment was compatible to this market. This broad customer base is often referred to collectively as the "Waste Disposal" or "Waste Disposal Industry". By creating networks and alliances, the Company intends to develop additional markets for its products, which may include but are not limited to nuclear waste disposal, soil remediation and municipal solid waste disposal markets. This will expand its manufacturing role by adding additional market sectors in the Waste Disposal Industry in a broader and more diversified environmental arena. The Company also intends to set up additional sales and distribution networks both domestically and internationally. As a result, the Company will be subject to many business risks, including, but not limited to, the risks of unforeseen capital requirements, governmental regulations, the possible failure to achieve market acceptance, and establish business relationships. Competitive disadvantages may arise when larger and more established companies start to compete. See "Business Competition".

NO ASSURANCE OF ADDITIONAL COLLABORATIVE AND JOINT VENTURE AGREEMENTS, LICENSES OR PROJECT CONTRACTS

  The Company's business strategy is based upon entering into collaborative working relationships which include sales and marketing agreements with established developers, purchasers, engineering and environmental companies in waste incineration equipment systems and technologies, as well as formal joint venture agreements involving VOC/HAP Waste Disposal, solid and general waste disposal and air pollution control systems. The Company currently has a Strategic Alliance Agreement with the Monsanto Enviro-Chem Systems, Inc., a subsidiary of Monsanto ("Monsanto Agreement"). The Monsanto Agreement provides sales and support personnel to market certain equipment under the Monsanto name which is manufactured and designed by the Company.

  Under the terms of the Monsanto Agreement either party may terminate for "cause of convenience" with sixty days advance written notice. Termination of the Monsanto Agreement may have an adverse effect on the Company's ability to continue to expand its marketing operations in the VOC/HAP industry. The Company is currently negotiating other similar relationships. There is no assurance, however, that the Company will enter into any other definitive arrangements or joint venture relationships, or that such agreements, if entered into, will be on terms and conditions that are sufficiently favorable to the Company to enable it to generate profits.

  In addition, any other joint venture contracts or project contracts which may be awarded to the Company, including the Monsanto Agreement, may be curtailed, delayed, redirected or eliminated at any time. Problems experienced on any specific venture, or delays arising in the implementation and funding of any venture, could have an adverse affect on the Company's business and financial condition. See "Business--Sales and Marketing".

UNCERTAINTY OF MARKET ACCEPTANCE

  Many prospective users in the Waste Disposal Industry have already committed substantial resources to certain forms of environmental waste disposal technologies, such as microwave, chemical treatment, steam sterilization, landfill, and burial. The Company's growth and future financial performance may depend on demonstrating to prospective collaborative partners and users the advantages of its Waste Disposal Equipment over alternative systems. There can be no assurance that the Company and its prospective collaborative partners will be successful in this effort. It is possible that demand for environmental waste disposal systems may decline in the future. Private and public sectors may limit further pollution as a result of governmental regulations and through recycling. See "Business--Competition".

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's quarterly revenues and operating results have varied in the past and may fluctuate in the future as a result of a variety of factors, many of which are outside the Company's control. Such factors include general economic and industry conditions, the size and timing of the individual orders, and the introduction of new products or services by the Company or its competitors. Additionally, the introduction of the Company's products to new markets, changes in the levels of operating expenses, including development costs, and the amount and timing or other costs relating to the expansion of the Company's operations could affect quarterly revenues and operating results.

  Furthermore, the purchase of the Company's systems, and in particular the larger systems, may involve a commitment of capital by the Company. Attendant delays frequently associated with large capital expenditures and authorization procedures within customers' organizations could also result. For these and other reasons, the sales cycle for the Company's products can be lengthy (up to 18 months) and subject to a number of significant risks over which the Company has little or no control, including customer budgetary constraints. The Company historically has operated at times with various amounts of works in progress. Most customer orders are placed with relatively short lead times, usually from four to twenty-four weeks. Variations in the timing of the recognition of revenues due to changes in project scope and timing may adversely and disproportionately affect the Company's operating results for a quarter because the Company establishes its expenditure levels on the basis of expected future revenues, and a significant portion of the Company's expenses do not vary with current revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

MANAGEMENT GROWTH

  The Company's revenues increased from $2,417,939 in the year ended December 31, 1996 to $4,375,494 in the year ended December 31, 1997. Additional growth could place a significant strain on its managerial, operational and financial resources. Although it relies on the customers and/or subcontractors to assemble, install, maintain and service certain completed systems, the Company uses its own employees to engineer, design, manufacture, test and commission its systems. The Company seeks to maintain engineering and design staffing levels adequate for current and near term demand. During periods of rapid growth that may be experienced by the Company, the Company's engineering and design personnel would be operating at full capacity. As a result, future growth, if any, is limited by the Company's ability to recruit and train additional engineering, design and project management personnel, and by the ability of individual employees to manage more and larger projects. Furthermore, any failure to maintain quality or to meet customer installation schedules could damage relationships with important customers, damage the Company's reputation generally and result in contractual liabilities. The pressures of meeting increased demand may lead to errors in manufacturing or assembly, which in turn could increase manufacturing costs and decrease gross margins due to the costs of rework. The Company seeks to adhere to strict internal operating procedures and controls, including testing of components. However, the failure of the Company to prevent such errors could have an adverse effect on the Company's ability to increase its operating margins which could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to effectively manage an expansion of its operations or that the Company's systems or controls will be adequate to support the

Company's operation if expansion occurs. In such event, any failure to manage growth effectively could have a material adverse effect on the Company's business, and financial condition. See "Business--Engineering and Manufacturing and Facilities".

RISKS ASSOCIATED WITH COMMERCIALIZATION OF TECHNOLOGY

  The Company's first commercial VOC/HAP unit was installed in 1995, and therefore, the Company has limited operating history regarding VOC/HAP installed equipment. Furthermore, as the Company's technology has become more accepted, the Company has been selling increasingly larger systems. Larger systems are generally distinguished by the size and weight of the system and the characteristics of the waste stream flow. The Company's manufacturing history of larger equipment is also limited, and the larger systems are generally more complex than the initial systems that were installed by the Company. There can be no assurance that the performance of the Company's equipment will not deteriorate as the equipment ages or that unanticipated problems will not be encountered with the larger, more complex systems. Any deterioration of the Company's equipment or unanticipated problems with its systems could have a material adverse effect on the Company's business, and financial condition.

RISK OF INCREASED COSTS

  If the public offering is successful, the Company intends to use the net proceeds for development of new facilities, salaries, equipment purchases, payment for patents and a loan to shareholders. The balance will be used for working capital purposes, including general and administrative expenses, possible research and development related to the Company's present and new products, and sales and marketing. The Company believes that the net proceeds of this Offering, together with the availability of its borrowing capacity, will be sufficient to finance its working capital and other capital requirements through the year 2000, however, the increased expenses may have an adverse effect on the cost of sales and result in a decrease in net profit. See "Management Discussion and Analysis of Financial Condition and Results of Operations".

COMPETITION

  The market for the Company's products is highly competitive and has been dominated by manufacturers such as: Thermatrix, Inc., Surface Combustion, Inc., Seco/Warwick, Lindberg Corporation, and Ebner Furnaces, Inc. There are many companies known to produce or market products, or provide services similar to those of Crawford Equipment & Engineering Company worldwide. According to The McIlvaine Company, a market analyst firm serving the air pollution control industry, it is estimated that Volatile Organic Compound abatement systems, as part of the environmental Waste Disposal Industry, will have sales in excess of two (2) billion dollars by the year 2001. See "Business--Company Waste Management Equipment Products". The Company believes that a greater portion of the market share can be attained from competition and market expansion. However, the present competition is well established and well capitalized and, currently competes in markets with the Company. The Company has 24 years of experience marketing waste disposal equipment and five
(5) years of experience in marketing its VOC/HAP Waste Disposal Equipment. Any one or more of the Company's competitors or other enterprises, not presently known to the Company, may develop technologies and marketing efforts which are superior to those utilized by the Company. To the extent that the Company's competitors are able to offer more cost-effective process waste disposal alternatives, the Company's ability to compete could be materially and adversely affected. See "Business--Competition".

  The Company's VOC/HAP manufactured systems currently compete primarily with suppliers of flame-based and flameless thermal oxidation systems, carbon adsorption systems and scrubbing systems. The Company believes the major considerations in selecting industrial VOC control systems are: safety, capital cost, operating and maintenance costs, ease of permitting, process stream characteristics, unit location and on-line reliability. Many of the Company's competitors have substantially greater financial resources, operating experience and market presence than the Company. As a result, these competitors may be able to respond more quickly to changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. Competitors could potentially reduce prices or adopt other strategies to compete with the Company. There is no assurance that the Company's existing competitors or new market entrants will not develop new technologies or modifications to existing technologies that are superior to or more cost-effective than the Company's technology. Increased competition could result in price reductions and reduced gross margins, and could limit the Company's market share. There can be no assurance that the Company will compete successfully with new competitors or that competitive pressures faced by the Company would not materially, adversely affect its business, results of operations and financial condition. See "Business--Competition".

PROPRIETARY TECHNOLOGY AND UNPREDICTABILITY OF PATENT PROTECTION

  The Company's future success may depend, in part, on its ability to obtain additional patents, protect the patents which it owns and which it may acquire, maintain trade secrecy protection and operate without infringing on the proprietary rights of third parties. James P. Crawford currently owns four patents that are licensed by the Company and which shall be acquired following the successful conclusion of the Offering. See "Certain Relationships and Related Transactions". There can be no assurance that the Company will develop additional proprietary technology that is patentable, that any patents issued and used by the Company will provide the Company with competitive advantages or that any patents developed will not be challenged by third parties. Furthermore, there can be no assurance that others will not independently develop similar or superior technologies, duplicate any of the Company's waste disposal processes, or design around its patented processes. It is possible that the Company may need to acquire licenses to or contest the validity of, issued or pending patents of third parties relating to the components of its incineration equipment. There can be no assurance that any license acquired under such patents would be made available to the Company on acceptable terms, if at all, or that the Company would prevail in any such contest. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on the patents it utilizes and intends to acquire, or in prosecuting patent suits against other parties.

  In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technology which in certain instances it seeks to protect, in part, by confidentiality agreements with its prospective working partners and collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. See "Business--Competition".

ENVIRONMENTAL REGULATIONS; REGULATORY COMPLIANCE

  The Waste Disposal Industry has experienced severe regulatory pressures which has had a direct effect upon the ability of potential customers to forecast costs.

  The Company's customers are subject to various federal, state and local environmental laws and regulations which limit the discharge, storage and disposal of VOC/HAP pollutants and other chemicals in applications such as: chemical plants, electronics, printing and publishing, automotive, petroleum refining, plastics and solvents manufacturing, and organic chemical production. Other waste disposal customers of the Company include funeral homes, cemeteries, research facilities, animal control agencies, veterinary clinics, humane societies, solid waste disposal facilities, universities and others. These customers are also subject to a wide variety of regulations. Accordingly, some of these regulations benefit the Company due to the fact that they mandate the utilization of combustion systems similar to those manufactured by the Company.

  In order to develop and operate facilities, it is often necessary for the Company's customers to obtain and maintain, in effect, one or more licenses or permits as well as zoning, environmental and/or other land use approvals. These licenses or permits and approvals are often difficult and time consuming to obtain and are frequently subject to opposition by various elected officials, environmental advocates and citizen groups. The failure by the Company's customers to obtain or maintain, in effect, a permit or approvals significant to its business could have an adverse effect on the Company's operations and financial conditions.

  The EPA has published regulations designed to enforce The Clean Air Act and to protect the environment. The Company believes, based on required testing, that its technologies meet current regulatory and statutory emission, disposal and discharge standards. In addition, the Company believes that it is currently in compliance with all applicable environmental regulations. There may be further efforts to impose more stringent environmental regulations relating to disposition of wastes. Operations of the Company are also governed by laws and regulations relating to workplace safety and worker health, which include the Occupational Safety and Health Administration Act, its applicable state acts and the regulations under these acts. The company recognizes that it must comply with all such regulations, but the laws and regulations may be changed and there can be no assurance of compliance with future laws and regulations.

  In addition, the level of enforcement activities by environmental agencies may also affect demand for the Company's systems. To the extent that certain VOCs are banned or lower cost substitutes that are not subject to regulation are developed for some or all of the VOCs currently generated in the Company's markets, such bans or developments could materially adversely affect the demand for the Company's systems. To the extent that the burdens of complying with such environmental laws and regulations may be eased, the demand for the Company's systems could be materially adversely affected. In addition, the existence of environmental regulations and the level of enforcement vary by country and may affect the Company's ability to sell its systems outside the United States. See "Business--Environmental Matters and Existing Treatment Methods For Control of VOCs".

DEPENDENCE ON KEY PERSONNEL

  The Company's performance is substantially dependent on the efforts and performance of its Executive Officers and key employees, most of whom have worked together since the early stages of development of Crawford Equipment & Engineering Company. The Company is dependent on its ability to retain and motivate high quality personnel, especially its management and highly skilled sales representatives, mechanical and electrical engineers, marketing team, administration team, and to a limited extent, consultants. The loss of the services of any of its key employees, particularly Mr. James P. Crawford, Mrs. Kathleen B. Crawford and Mr. Steven L. Atkinson, could have a material adverse effect on the Company's business, financial condition or operating results and therefore a "Key Persons" insurance policy on each will be underwritten. The Company's future success may also depend on its continuing ability to identify, hire, train and retain other highly qualified managerial and sales personnel. Since there is competition for such personnel, there can be no assurance that the Company will be able to attract, or retain qualified technical and managerial personnel in the future, and the failure of the Company to do so may have a material adverse effect on the Company's business, financial condition and operating results. See "Business of the Company, Management, and Employees".

OPERATIONAL RISKS

  Potential investors should be aware of the delays, expenses and difficulties encountered by any company when looking at future development, including, but not limited to, the lack of sufficient capital and unforeseeable problems that may be beyond the control of the Company. Because of the high cost of developing and implementing the Company's future marketing sales efforts, if it does not prove to have a satisfactory market appeal, the Company may not have sufficient revenues to explore or undertake alternative strategies that could prove more viable and the Company may be forced to alter its direction or cease operations. See "Business and Financial Statements".

POSSIBLE PRODUCT LIABILITY

  As of this date, the Company has never had a product liability claim for any of its waste disposal systems. The Company's newer systems are designed to destroy VOC/HAPS, which can be highly toxic and flammable.

If any of the Company's systems are improperly designed or operated outside of design parameters and operating instructions provided by the Company, there is a risk of system failure, which could require the Company to defend itself against a products liability or personal injury claim. Although the Company has product liability and commercial general liability insurance which it believes to be sufficient for the conduct of its business, there can be no assurance that such insurance coverage will be adequate to cover such claims. In addition, the Company's general liability insurance is subject to coverage limitations and excludes coverage for losses or liabilities relating to environmental damage or pollution. Accordingly, the Company's efforts to protect itself against such claims could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON CUSTOMER INFORMATION

  The Company is highly dependent upon information provided by its potential customers concerning the type, volume and flow rate of waste to be treated by the Company's systems. If the customer's information is inaccurate, a malfunction in the Company's system could occur, resulting in damage to the customer's facilities or personal injury. In addition, incorrect information could cause delays in the design, manufacture and installation of the customer's system. Through no fault of its own, the Company could then be held liable for damages resulting from such malfunction or delay. Any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition.

POTENTIAL ENVIRONMENTAL LIABILITY

  Although the Company does not believe that its activities would directly expose it to liabilities under local, state or federal environmental laws and regulations, if the Company were to improperly design, manufacture or test its systems or fail to properly train its customer's employees in the operation of the systems, it could be exposed to possible liability for investigation and clean-up costs under such environmental laws. Although the Company does not currently lease its systems to customers or operate the systems on behalf of its customers, if it were to do so in the future, the Company could be liable under environmental laws for any releases of toxic substances.

  The Company generally conducts performance tests on its systems at its customers' facilities. However, in the future the Company may perform prototype testing in its own facilities. If such testing were to involve toxic substances, it could subject the Company to liability under environmental laws and regulations.

  The Company could also be exposed to possible liability under environmental laws for violations of requirements involving the generation, storage, treatment and disposal of toxic waste. Under some environmental laws and various theories of tort and contract law, it is also possible that the Company could be liable for damages to its customers and third parties resulting from the actions of its customers or arising from the failure or malfunction, or the design, construction or operation of, the Company's systems or products, even if the Company were not at fault. The Company's general liability insurance is subject to coverage limits and generally excludes coverage for losses or liabilities relating to or arising out of environmental damage or pollution. The Company's business, results of operations and financial condition could be materially adversely affected by an uninsured or partially insured claim. See "Business--Environmental Matters."

RISKS ASSOCIATED WITH FIXED PRICE CONTRACTS

  A majority of the Company's contracts are performed using "fixed-price" rather than "cost-plus" terms. Under fixed-price terms, the Company quotes firm prices to its customers and bears the full risk of cost overruns caused by estimates that differ from actual costs incurred or manufacturing delays during the course of the contract. Some costs, including component costs, are beyond the Company's control and may be difficult to predict. If manufacturing or installation costs for a particular project exceed anticipated levels, gross margins would be materially adversely affected, and the Company could experience losses. In addition, the manufacturing process may be subject to change orders. The failure of the Company to recover the full cost of these change orders could materially adversely affect gross margins and also cause the Company to experience losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND SALES

  The Company plans to increase its revenues, in part, through an expansion of its overseas operations. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, trade restrictions, changes in tariffs, difficulties in staffing, the transport of machinery, managing international operations and other factors. Regulatory compliance requirements differ among foreign countries and are also different from those established in the United States. If the Company's customers are unable to obtain necessary foreign regulatory approvals on a timely basis, the Company's international sales, and thereby its business, results of operations and financial condition, could be materially adversely affected. Additionally, the Company's business, results of operations and financial condition may be materially adversely affected by fluctuations in currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices and foreign competition. The Company denominates international sales in either United States dollars or local currencies. Sales in Europe have been primarily denominated in British pounds sterling. Since the bulk of expenses in connection with international contracts are often incurred in United States dollars, there could be exchange risks. If the Company has significant international sales in the future denominated in foreign currencies, the Company may purchase hedging instruments to minimize the exchange rate risk on such contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and Business--Sales and Marketing".

LACK OF PUBLIC MARKET; DETERMINATION OF OFFERING PRICE

  There has been no public market for the Common Stock prior to the Offering, and there can be no assurance that an active trading market will develop or be sustained after completion of the Offering or that the market price of the Common Stock will remain at or above the public offering price. In the event that the Company's operating results are below the expectations of public market analysts and investors in one or more future periods, it is likely that the price of the Common Stock will be materially adversely affected. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices of equity securities of many companies and that often have been unrelated to the operating performance of such companies. General market fluctuations may also adversely affect the market price of the Common Stock. See "Plan of Distribution".

  Prior to this Offering, there has been no public market for the Company's securities. Although the Company anticipates possible listing of the Common Stock on the NASDAQ SmallCap Market, there can be no assurance that an active public market for the Company's securities will develop or be sustained. The offering price of the Shares has been arbitrarily determined by negotiation between the Company and the Underwriter and bears no relationship to the Company's current operating results, book value, net worth or financial statement criteria of value. The factors considered in determining the offering price included an evaluation by management of the history of and prospects for the industry in which the Company competes and prospects for earnings of the Company. Such factors are largely subjective, and the Company makes no representation as to any objectively determinable value of the securities offered hereby.

  In addition, if the Company fails to be listed on or maintain a qualification for its Common Stock to trade on the NASDAQ SmallCap Market, the Shares could be subject to certain rules of the Securities and Exchange Commission relating to "penny stocks." Such rules require broker-dealers to make a suitability determination for purchasers and to receive the purchaser's prior written consent for a purchase transaction, thus restricting the ability of purchasers and broker-dealers to sell the stock in the open market. See "Plan of Distribution".

NO COMMITMENT TO PURCHASE COMMON STOCK; DEPOSITS OF SUBSCRIPTIONS

  The Underwriter, in selling the Common Stock, is acting as agent for the Company on a "best efforts" basis. The Underwriter is only obligated to use its best efforts to sell the Common Stock, and the Company will not receive any proceeds of the Offering unless the Underwriter sells shares equal to the Minimum Offering amount. If the Minimum Offering is not sold, potential investors will lose the use of their funds for the Offering period, and any extension thereof, although the funds invested by them will be returned without interest. See "Plan of Distribution".

POSSIBLE DELISTING OF COMMON STOCK FROM NASDAQ SMALLCAP MARKET

  NASDAQ has implemented changes to the standards for companies to remain listed on the SmallCap Market, including, without limitation, new corporate governance standards, a new requirement that a listed company have net tangible assets of $2,000,000, market capitalization of $35,000,000, or net income of $500,000, and other qualitative requirements. The Company will apply for listing of its Common Stock on the NASDAQ SmallCap Market, subject to selling 830,000 shares in this Offering, and believes that if such amount is sold, it will meet all criteria to become listed and to continue its listing after completion of this Offering. There can be no assurance, however, that an active trading market will develop or that if such a market is developed that it will be sustained. In addition, to obtain a NASDAQ Small Cap Market listing the Company is required to maintain at least three (3) market makers in the Company's Common Stock. The Company believes it will have at least three (3) market makers by the closing of the Offering, but as of the date hereof has not entered into any agreement with any firm to act as a market maker. If the Company is unable in the future to satisfy the requirements for continued quotation on the NASDAQ SmallCap Market, trading in the Common Stock offered hereby would be conducted only in the over-the-counter market in what are commonly referred to as the "pink sheets" or on the NASD Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of his or her shares or obtain accurate quotations as to the price of the Common Stock offered hereby. See "Plan of Distribution".

NO STABILIZATION TRANSACTIONS

  The Underwriter has informed the Company that no persons have been engaged to stabilize, maintain or otherwise affect the price of Common Stock including entering stabilizing bids. In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. In the absence of transactions that stabilize, maintain or otherwise affect the price of the Common Stock, the price of the Common Stock offered to the public by the Company could be materially and adversely affected by market conditions. In addition, the Underwriter does not make representations that the Underwriter will engage in such transactions or that such stabilizing transactions, once commenced, will not be discontinued without notice. See "Plan of Distribution".

EXERCISE OF UNDERWRITER'S WARRANTS

  In connection with this Offering, the Company will sell to the Underwriter, for nominal consideration of one hundred dollars ($100), warrants (the "Warrants") to purchase an aggregate of four percent (4%) of the shares of Common Stock sold to the public. The Warrants will be exercisable for five years (commencing after the effective date of this Offering) at an exercise price of 120% of the initial price to the public as set forth on the cover page of this Prospectus. The Underwriter will have the opportunity to profit from a rise in the market price of the Common Stock, if any, without assuming the risk of ownership. To the extent that any of the Warrants are exercised, the ownership interest of the Company's shareholders may be diluted. The Company also has granted registration rights to the Underwriter with respect to the shares of Common Stock issuable upon exercise of the Warrants. See "Plan of Distribution".

OVER-THE-COUNTER MARKET; PENNY STOCK TRADING RULES

  If the Common Stock is traded in the over-the-counter market, it may be subject to the "penny stock" trading rules. The over-the-counter market is characterized as volatile in that securities traded in such market are subject to substantial and sudden price increases and decreases and at times price (bid and ask) information for such securities may not be available. In addition, when there is a limited number of market makers (a dealer holding itself out as ready to buy and sell the securities on a regular basis), there is a risk that the dealer or group of dealers may control the market in the security and set prices that are not based on competitive forces and the available offered price may be substantially below the quoted bid price.

  Generally, at any time the bid price of the Common Stock in the over-the-counter market is less than $5.00, the Company's equity securities will be subject to the "penny stock" trading rules, unless the Company meets certain exemptions. The "penny stock" trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in such equity securities of the Company, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. Compliance with the "penny stock" trading rules affect or will affect the ability to resell the Common Stock by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities. In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules. Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of the Common Stock and the ability of a holder to resell the Company's Common Stock. See "Plan of Distribution".

CONTROL BY OFFICERS, DIRECTORS AND EXISTING SHAREHOLDERS

  Based upon the number of shares that will be outstanding at the time of closing and assuming that holders of certain convertible notes have not elected to convert their notes for shares of the Company's Common Stock, see "Description of Securities", the present officers, directors and existing shareholders of the Company will beneficially own approximately 90% of the outstanding shares of the Company with the minimum proceeds raised and approximately 76% with the maximum proceeds raised. As a result the current shareholders will be in a position to elect all of the Company's Directors and otherwise control the Company. After the closing of this Offering, the executive officers of the Company will beneficially own shares of Common Stock (directly or through entities they control), representing approximately 75% of the outstanding voting securities of the Company with the minimum proceeds raised and approximately 63% with the maximum proceeds raised. Consequently, since the Common Stock has no cumulative voting rights, the executive officers will continue to have the power to elect all of the members of the Board of Directors of the Company and to generally control the Company's operations, including acquisitions or mergers involving the Company. See "Dilution, Management and Principal Shareholders".

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the Public market following the Offering could adversely effect the market price for the Common Stock. Upon completion of this Offering, approximately 1,230,000 restricted shares of Common Stock held by the Company's existing stockholders will be eligible for sale, subject to the volume limitations and other requirements of Rule 144 under the Act. Notwithstanding however, all of the existing stockholders have agreed that they will not, without the consent of the Underwriter, publicly sell or otherwise dispose of any of their presently owned shares of Common Stock until 24 months from the date this registration statement is effective. The sale in the future of a substantial number of shares of Common Stock by existing stockholders could have an adverse effect on the price of the Common Stock. See "Description of Securities--Shares Eligible For Future Sale".

DIVIDEND POLICY

  The Company has not paid any cash dividends on its Common Stock since its formation. The Company does not currently intend to declare or pay cash dividends on the Common Stock in the foreseeable future and anticipates that earnings, if any, will be used to finance the development, working capital and expansion of its business. Payment of future dividends, if any, and the amounts thereof will be dependent upon the Company's earnings, financial requirements, and other factors deemed relevant by the Company's Board of Directors.

Accordingly, investors should not purchase the Shares with a view toward receipt of cash dividends from any Shares.

RELATED PARTY TRANSACTIONS

  The Company and the current shareholders and a director have entered into certain transactions that may present a conflict of interest. See "Certain Relationships and Related Transactions".

DILUTION TO NEW INVESTORS

  Purchasers of the securities offered hereby will experience immediate substantial dilution of approximately $6.49 per share with the minimum proceeds raised and approximately $5.64 per share with the maximum proceeds raised in the pro forma net tangible book value per share of Common Stock. See "Dilution". Additional dilution to future book value per share after March 31, 1998 may occur upon the exercise of the Underwriters' Warrants. See "Dilution and Plan of Distribution".

BROAD DISCRETION IN APPLICATION OF PROCEEDS

  Approximately 58% of the net proceeds, if the maximum amount is sold, of this Offering, has been allocated for working capital and general corporate purposes. This working capital includes an allocation for proposed collaborative ventures, research and development for which the Company has no binding agreements as of the date of this Prospectus. Accordingly, the Company will have broad discretion as to the application of a significant portion of the net proceeds of this Offering raised with the maximum. See "Use of Proceeds".

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from this Offering after deducting estimated costs and expenses of the Offering are estimated to be approximately $2,099,750 with the minimum proceeds raised and approximately $6,316,000 with the maximum proceeds raised. The Company intends to utilize the net proceeds as follows:

                               MINIMUM PROCEEDS

   Collateralized Loan to James P. and Kathleen B. Crawford For New
    Manufacturing Facility.......................................... $  750,000
   Purchase of Equipment For New Manufacturing Facility............. $  500,000
   Additional Labor and Personnel................................... $  200,000
   Marketing and Advertising........................................ $   75,000
   Acquisition of Patents(1)........................................ $  500,000
   Working Capital(2)............................................... $   74,750

                               MAXIMUM PROCEEDS

   Collateralized Loan to James P. and Kathleen B. Crawford For New
    Manufacturing Facility.......................................... $  750,000
   Purchase of Equipment For New Manufacturing Facility............. $  650,000
   Additional Labor and Personnel................................... $  250,000
   Marketing and Advertising........................................ $  200,000
   Acquisition of Patents(1)........................................ $  875,000
   Working Capital(2)(3)(4)......................................... $3,591,000

--------
(1)  The Company intends to acquire four (4) patents presently owned by James
     P. Crawford for a total purchase price of $875,000. With the minimum proceeds raised, the Company intends to pay Mr. Crawford $500,000 in cash with the balance owed to be evidenced by a promissory note payable quarterly over a five-year term. With the maximum proceeds raised, the Company intends to pay the entire acquisition fee to Mr. Crawford in cash. See "Certain Relationships and Related Transactions".

(2) The Company may utilize a portion of the proceeds allocated to working capital for leasehold improvements and build-out expenses associated with the development of a new manufacturing facility.

(3) The Company may utilize a portion of the proceeds allocated to working capital for product design development and enhancement of new engineering processes and equipment.

(4) The Company may also utilize a portion of the proceeds allocated to working capital for the acquisition of waste disposal and environmental related businesses.

  Collateralized Loan to James P. and Kathleen B. Crawford. The Company intends to utilize a maximum of approximately $750,000 of the net proceeds of the Offering with either the minimum or the maximum proceeds raised as a loan to James P. and Kathleen B. Crawford. The loan proceeds shall be utilized by the Crawfords to construct and develop a new manufacturing facility that shall be leased by the Company. The loan made to the Crawfords by the Company shall be secured by a mortgage on real property they own. See "Business--Facilities and Certain Relationships and Related Transactions".

  Purchase of Equipment for New Manufacturing Facility. The Company intends to utilize approximately $500,000 of the net proceeds raised at the minimum Offering and approximately $650,000 at the maximum Offering to purchase additional equipment for the Company's new manufacturing facility. See "Business--Facilities".

  Additional Labor and Personnel. The Company intends to utilize approximately $200,000 of the net proceeds raised at the minimum Offering and approximately $250,000 of the net proceeds raised at the maximum Offering to hire between seven (7) and ten (10) employees. See "Risk Factors--Dependence on Key Personnel and Business--Employees".

  Marketing and Advertising. The Company intends to utilize approximately $75,000 of the net proceeds raised at the minimum Offering and approximately $200,000 of the net proceeds raised at the maximum Offering for marketing, advertising and promotion of the products and services offered by the Company. See "Business--Sales and Marketing and Marketing Strategy".

  Acquisition of Patents. The Company intends to utilize approximately $500,000 of the net proceeds raised at the minimum Offering and approximately $875,000 of the net proceeds raised at the maximum Offering to acquire four
(4) patents from James P. Crawford, one of the Company's founders. With the minimum proceeds raised, the Company shall issue a promissory note in the principal amount of $375,000 which represents the balance owed to Mr. Crawford on the total patent acquisition price of $875,000. See "Business--Intellectual Property and Proprietary Rights and Certain Relationships and Related Transactions".

  Working Capital. The balance of the net proceeds raised at the minimum and maximum offerings will be used for general working capital purposes. Notwithstanding, however, the Company may utilize a portion of the net proceeds raised at either the minimum or maximum Offering that have been allocated to working capital for leasehold improvements and tenant build-out expenses associated with the development of a new manufacturing facility. The Company may also utilize a portion of the proceeds raised at the maximum Offering that have been allocated to working capital for product design, development and enhancement of new engineering processes and equipment and the possible acquisition of waste disposal and environmental related businesses.

  The foregoing represents the Company's best estimate of the net proceeds at both the minimum and maximum offering based upon the current state of its business operations, its current plans and current economic and industry conditions. These estimates are subject to change based on unanticipated levels and types of competition, adverse market trends and new business opportunities. Any material revisions in the allocation of proceeds will be made at the discretion of management. The Company believes that net proceeds from this Offering together with cash generated from operations will be sufficient to meet the Company's capital needs until the year 2000. Pending the use of the proceeds of this Offering, the Company intends to invest the proceeds in short term, interest bearing instruments.

                                   DILUTION

  Purchasers of the Shares offered hereby will experience an immediate substantial dilution in net tangible book value of the Shares. As of March 31, 1998, the Company's net tangible book value was $106,990 or approximately $.03 per share of Common Stock. "Net tangible book value" per share of Common Stock represents the amount of total tangible assets of the Company less the amount of all liabilities (excluding contingent liabilities) divided by the number of shares of Common Stock outstanding. After giving effect to the issuance of approximately 172,835 shares upon exercise of certain outstanding Convertible Notes ("Notes") which exercise may take place at any time within twelve months from the respective dates of issuance (the "Pro Forma Adjustments"), the Pro Forma net tangible book value was approximately $711,914 or $.21 per share. Without giving effect to any other changes in the Pro Forma net tangible book value after March 31, 1998 and assuming the sale of 350,000 shares of Common Stock offered at the minimum and the receipt of the net proceeds of the minimum Offering estimated to be approximately $2,099,750, the Pro Forma net tangible book value as of March 31, 1998 would have been $2,811,664 or approximately $.76 per share. This represents an immediate increase to existing shareholders in the Pro Forma net tangible book value of approximately $.55 per share and an immediate dilution to new shareholders of approximately $6.49 per share. Without giving effect to any changes in the Pro Forma net tangible book value after March 31, 1998 and assuming the sale of 1,000,000 shares of Common Stock offered at the maximum and the receipt of net proceeds of the maximum Offering estimated to be approximately $6,316,000, the Pro Forma net tangible book value as of March 31, 1998 would have been $7,027,914 or approximately $1.61 per share. This represents an immediate increase to existing shareholders in the Pro Forma net tangible book value of approximately $1.40 per share and an immediate dilution to new shareholders of approximately $5.64 per share. "Dilution" represents the difference between the amount per share paid by purchasers in this Offering and the Pro Forma net tangible book value per share of the Common Stock after this Offering. See "Risk Factors".

  The following tables illustrate the per share Dilution at the minimum and the maximum Offering levels:

                     (THIS SPACE LEFT BLANK INTENTIONALLY)

                               MINIMUM OFFERING

Assumed initial public Offering price per Share....................       $7.25
Net tangible book value at March 31, 1998.......................... $ .03
Increase in net tangible book value attributable to Pro Forma
 Adjustments.......................................................   .18
Pro Forma net tangible book value at March 31, 1998................   .21
Increase in net tangible book value attributable to new investors assuming the Minimum Offering..................................... $ .55
Pro Forma net tangible book value after the Minimum Offering.......         .76
Dilution in net tangible book value to new investors assuming the
 Minimum Offering..................................................       $6.49

                               MAXIMUM OFFERING

Assumed initial public Offering price per Share....................       $7.25
Net tangible book value at March 31, 1998.......................... $ .03
Increase in net tangible book value attributable to Pro Forma
 Adjustments.......................................................   .18
Pro Forma net tangible book value at March 31, 1998................   .21
Increase in net tangible book value attributable to new investors assuming the Maximum Offering..................................... $1.40
Pro Forma net tangible book value after the Maximum Offering.......        1.61
Dilution in net tangible book value to new investors assuming the
 Maximum Offering..................................................       $5.64

  The following tables summarize the differences between the Company's officers, directors and affiliated parties, existing shareholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total cash consideration paid by each group, and the average cash consideration per share of Common Stock paid by each group.

                               MINIMUM OFFERING

                               SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ----------------- ---------------------- PRICE
                                NUMBER   PERCENT   AMOUNT    PERCENT  PER SHARE
                               --------- ------- ----------- ------------------
Officers, Directors and
 Affiliated Parties........... 3,200,000  85.96% $       540     .02%  $.0002
Other Existing
 Shareholders(1)..............   172,835   4.64% $   600,000   19.10%  $ 3.50
New Investors.................   350,000   9.40% $ 2,537,500   80.88%  $ 7.25
Total......................... 3,722,835 100.00% $ 3,140,000  100.00%

                               MAXIMUM OFFERING

                               SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ----------------- ---------------------- PRICE
                                NUMBER   PERCENT   AMOUNT    PERCENT  PER SHARE
                               --------- ------- ----------- ------------------
Officers, Directors and
 Affiliated Parties........... 3,200,000  73.20% $       540     .01%  $.0001
Other Existing
 Shareholders(1)..............   172,835   3.92% $   600,000    7.64%  $ 3.50
New Investors................. 1,000,000  22.88% $ 7,250,000   92.35%  $ 7.25
Total......................... 4,372,835 100.00% $ 7,852,500  100.00%

--------
(1) Calculated as though Noteholders converted their notes for shares of Common Stock in the Company as of March 31, 1998 and includes accrued interest due under the notes. See "Description of Securities".

S CORPORATION STATUS

  Since August 1, 1993 and through December 31, 1997 (the "Termination Date") the Company elected to be taxed as an S corporation under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, the Company's results of operations through the date of termination of the Company's S corporation status for federal and state income tax purposes were included in the personal tax returns of the Company's shareholders. Effective January 1, 1998, the Company terminated its S election and accordingly, it will become responsible for payment of state and federal income tax on earnings, if any, subsequent to the Termination Date.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  The following discussion and analysis of the Company's historical financial condition and results of operations should be read in conjunction with the Company's Financial Statements (including the Notes thereto), and the other financial information included elsewhere in this Prospectus. The Company's fiscal year runs from January 1 to and including December 31.

GENERAL

  The Company is engaged in the development, manufacture and sale of packaged combustion equipment and related environmental waste disposal systems. The Company's activities for fiscal years ending December 31, 1995, December 31, 1996, and December 31, 1997, include domestic and international sales of medical waste incineration equipment; animal cremation/incineration equipment; human cremation/incineration equipment; Volatile Organic Compounds ("VOC") and Hazardous Air Pollutants ("HAP") abatement systems, general waste incineration systems, ancillary equipment for systems integration and research and development for other new products and businesses.

  From the Company's inception in 1974 to approximately 1986, the Company's revenues were derived primarily from sales of human cremation/incineration equipment and animal cremation/incineration equipment. As a result of the versatility and flexibility of the Company's equipment, coupled with the enactment of state and local environmental waste disposal regulations, the Company in 1986 expanded its product lines to include systems for the incineration of medical/bio-hazardous and infectious Waste ("Medical Waste") generated by hospitals, doctor's offices, research facilities and laboratories of federal government agencies among others. This line of Medical Waste incineration equipment produced additional sales with high gross profit, from 1986 to 1993. See "Risk Factors--Risks Associated with Fixed Priced Contracts".

  In 1993, due to the impending enactment of federal legislation governing the disposal of medical waste, industry sales of medical waste incineration equipment began to decrease significantly as producers of medical waste chose to await the outcome of the legislation before upgrading or replacing their existing incineration equipment. Sales of Medical Waste disposal systems made by the Company were similarly affected by the uncertainty of this federal legislation. In 1993, for example sales of Medical Waste disposal systems accounted for approximately 55% of the Company's total sales while Animal/Pathological Cremation/Incineration systems accounted for approximately 25% of total sales; Human Cremation/Incineration systems accounted for approximately 15% of total sales; and General Waste Incineration systems accounted for approximately 5% of total sales. By 1997, however, sales of Medical Waste disposal systems had declined and accounted for only 10% of the Company's total sales. New federal Medical Waste disposal legislation however became effective in January of 1998 and will continue to be phased in through the year 2000. The Company will further attempt to capitalize in the Medical Waste incineration market due to its technological capability, reputation in the industry and perceived lack of any significant competition. See "Business--Sales and Marketing".

  Commencing in 1995 the Company developed a new line of equipment to control Volatile Organic Compounds ("VOCs") and Hazardous Air Pollutants ("HAPs"). The Company's VOC/HAP abatement systems were developed in accordance with compliance mandated by the Clean Air Act and specifically Title V of that Act. The Company installed its first VOC system in the second quarter of 1995. The Company plans to continue to aggressively pursue this market. Sales of VOC/HAP systems made by the Company have steadily increased since their introduction in 1995. VOC/HAP sales accounted for approximately 30% of total sales made by the Company in 1996 and approximately 45% of total sales made by the Company in 1997. Sales of Animal/Pathological Cremation Incineration systems made by the Company in 1997 accounted for approximately 30% of its total sales, Medical Waste disposal systems accounted for approximately 10% of the Company's total sales while General Waste Incineration systems accounted for approximately 10% of the Company's total sales and Human Cremation/Incineration systems represented approximately 5% of total sales. It is anticipated that VOC/HAP product lines will continue to account for a substantial portion of the Company's sales in the future based upon the market demand for these products and the high efficiency levels at which the Company's VOC/HAP systems perform.

  Traditionally, sales made by the Company in the first quarter of the fiscal year are the lowest due to the fact that the Company's customer purchasing cycles are completed by the end of the third quarter of the Company's fiscal year. This results in fewer orders being placed during the fourth quarter, and therefore fewer shipments of systems are made during the first quarter of the following year. The Company recognizes revenue when systems are shipped. Deposits received with purchase orders are reflected as Deferred Revenue on the Company's Balance Sheet. The Company from January 1, 1998, to May 31, 1998, has received orders for its products of approximately $2,100,000 and has a substantial number of proposals outstanding pending customer approval. Of these proposals approximately 88% represent potential sales of VOC/HAP systems and general and medical waste systems both domestically and internationally. See "Financial Statements".

  In anticipation of the outstanding proposals, the Company, during the fourth quarter of 1997, and the first quarter of 1998, began increasing its sales, engineering and management personnel. In addition, the development of a new manufacturing facility will commence in the third quarter of 1998. It is anticipated that up to $1,650,000 from this Offering shall be allocated to construct and build-out this facility, and to add equipment and personnel. In addition, the Company may, depending on orders received from customers, lease both its existing manufacturing facility as well as the new manufacturing facility to satisfy production requirements. Such new facility is expected to be completed by January 1999. See "Business-Facility". While additional purchase orders for the Company's products would increase sales, additional costs including higher lease expenses would be incurred that could adversely affect operations. See "Risk Factors--Risks of Increased Costs"; "Use of Proceeds" and "Business". By the end of 1998, the Company plans on adding sales offices in California, the United Kingdom and Hungary. See "Business-- Sales and Marketing".

RESULTS OF OPERATIONS

 Fiscal Year Ended December 31, 1997 Compared to Fiscal Year ended December 31, 1996

  Total sales were $4,375,494 for the year ended December 31, 1997, as compared to $2,417,939 for the year ended December 31, 1996. The significant increase of $1,957,555, or 81%, is primarily attributable to sales of the Company's latest product line; the Volatile Organic Compound and Hazardous Air Pollutants ("VOC/HAP") abatement system. The Company's first VOC/HAP system was sold and installed in the second quarter of 1995.

  Total cost of sales were $2,717,640 for the year ended December 31, 1997, as compared to $1,516,070 for the year ended December 31, 1996. Cost of sales decreased as a percentage of sales to 62% in 1997 as compared to 63% in 1996. The decrease in cost of sales as a percentage of sales was a result of increased volume of VOC/HAP equipment sales at higher than previous retail prices. The VOC/HAP product line produces gross profit of approximately 40% compared to 32%-35% from the Company's other product lines. See "Risk Factors--Risks Associated with Fixed Price Contracts".

  Selling, general and administrative expenses were $1,198,351 for the year ended December 31, 1997, as compared to $878,254 for the year ended December 31, 1996. The increase in these expenses is a direct result of the increased sales. Selling, general and administrative expenses decreased as a percentage of net revenues to 27% in 1997 as compared to 36% in 1996. The decrease in selling, general and administrative expenses as a percentage of sales was a result of increased equipment sales without expansion of the manufacturing facility or increasing administrative staff.

  The Company has developed a sales force on a national and international level. Although the Company anticipates increased sales due to a fully operational facility, and expanded marketing efforts, there can be no assurance that increased sales will be realized. Further, in 1998 a new manufacturing facility, equipment and additional staff may result in an increase in expenses as a percentage of sales. See "Risk Factors--Risks of Increased Costs".

 Three Months Ended March 31, 1998, Compared to Three Months Ended March 31,
1997

  Total sales were $263,736 for the three months ended March 31, 1998, as compared to $1,116,295 for the three months ended March 31, 1997. This significant decrease of $852,559 or 76%, is primarily attributable to the fact that several systems completed in the fourth quarter of 1996 were not shipped until the first quarter of 1997, due to customer delays with site completion and permitting. Since sales are recognized when systems are shipped, the delayed shipments from the fourth quarter of 1996 distorted sales for the first quarter of 1997, causing higher than usual results. Further, as customers tend not to place orders with the Company in the fourth quarter, sales for the Company's fiscal first quarter are historically lower as compared to other quarters.

  Total cost of sales were $178,181 for the three months ended March 31, 1998 as compared to $679,421 for three months ended March 31, 1997. This significant decrease is a direct result of the decreased sales. The gross profit for the three months ended March 31, 1998 of approximately 32% is down from the gross profit for the comparable period in 1997 of approximately 39% because there were no VOC/HAP systems shipped in the three month period ending March 31, 1998 and therefore there was no income recognition for this quarter.

  Selling, general and administrative expenses were $269,855 for the three months ended March 31, 1998, as compared to $231,321 for the three months ended March 31, 1997. As a percentage of sales, selling, general and administrative expenses increased from 21% for the three months ended March 31, 1997 to 102% for the comparable period in 1998. The significant increase in selling, general and administrative expenses as a percentage of sales is a result of increased marketing and selling activities, hiring of production and sales personnel, and administrative costs related to planning for the expansion of the manufacturing facility and preparation for the planned public offering. See "Use of Proceeds".

  Interest expense was $654,784 for the three months ended March 31, 1998, as compared to $152 for the three months ended March 31, 1997. This significant increase is a direct result of the interest expense attributable to the Convertible Notes of $6,653 and the one-time charge to interest expense of the Convertible Notes beneficial conversion feature discount of $648,131. See "Note 5 to Financial Statements dated March 31, 1998."

  The Company's quarterly sales and operating results have varied significantly in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Such factors include general economic and industry conditions, the size and timing of individual orders, research and development expenses, the introduction of new products or services by the Company or its competitors or the introduction of the Company's products to new markets, changes in the levels of operating expenses, including development costs, and the amount or timing of other costs relating to the expansion of the Company's operations.

  Furthermore, the purchase of the Company's products, particularly for major projects, may involve a significant commitment of customer capital, with the attendant delays frequently associated with large capital expenditures and authorization procedures within its customers' organization. For these and other reasons, the sales cycles for the Company's products are typically lengthy and subject to a number of significant risks over which the Company has little or no control, including customer budgetary constraints. The Company historically has operated with little backlog because most customer orders are placed with relatively short lead times, usually from four to twenty-four weeks. Variations in the timing of recognition of specific revenues may adversely and disproportionately affect the Company's operating results for a quarter because the Company establishes its expenditure levels on the basis of expected future sales, and a significant portion of the Company's expenses do not vary with current sales. Accordingly, the Company believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as indicative of future performance. See "Risk Factors".

 Pro Forma Statement of Operations For the Year Ended December 31, 1997

  The Historical Statement of Operations for the year ended December 31, 1997 has been adjusted to reflect transactions which became effective on January 1, 1998.

  Total cost of sales were $2,717,640 for the year ended December 31, 1997, as compared to $2,727,440 for the pro forma adjusted year ended December 31, 1997. This increase in cost of sales of $9,800 is attributable to the patent licensing agreement which became effective on January 1, 1998.

  Total operating expenses were $1,224,217 for the year ended December 31, 1997, as compared to $1,544,167 for the pro forma adjusted year ended December 31, 1997. This increase in operating expenses of $319,950 is attributable to the Officers Employment Agreements, the Facility Lease Agreement and the revocation of the Company's Corporation election, all of which became effective on January 1, 1998. See Note 8 to Financial Statements dated December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

  The Company provided cash from operating activities of $251,496 for the year ended December 31, 1997, as compared to $64,259 for the year ended December 31, 1996. The increase in cash provided for the year ended December 31, 1997, is a result of increased sales. The Company used the cash provided to acquire $60,768 of equipment, repay principal on long-term debt of $7,143 and distribute $175,000 to a shareholder. The Company used cash in operating activities of $274,331 for the three months ended March 31, 1998 compared to cash provided by operating activities of $334,717 for the three months ended March 31, 1997. The increase in cash used in the three months ended March 31, 1998 is a direct result of the increase in operating expenses and the resulting operating loss for that period. The Company used cash in investing activities of $16,080 for the three months ended March 31, 1998 compared to $1,769 for the three months ended March 31, 1997. These operating and investing cash outflows were financed primarily from the cash provided from the reduction in accounts receivable and proceeds from the issuance of the Company's convertible notes. During 1996 and 1997 the Company met its liquidity needs primarily from sales and from a loan from an officer. See Note 7 of Notes to Audited Financial Statement.

  From January 1998 to March 1998, the Company generated a total of $600,000 from a private placement of convertible notes. The net proceeds of the offering were $542,500 after deducting selling commissions and other expenses. These net proceeds were used for working capital purposes, including general and administrative expenses and expenses related to the planned public offering. See "Description of Securities--Convertible Notes".

  If the public Offering is successful, the Company intends to use the net proceeds for salaries, equipment purchases, payment for patents and a loan to certain shareholders for the development of a new facility. The balance will be used for working capital purposes, including general and administrative expenses, and may include research and development related to the Company's present and new products and sales and marketing. The Company believes that the net proceeds of this Offering, together with the availability of its borrowing capacity, will be sufficient to finance its working capital and other capital requirements until the year 2000. See "Risk Factors--Risks of Increased Costs".

EFFECT OF INFLATION AND FOREIGN CURRENCY EXCHANGE

  The Company has not realized a reduction in the selling price of any of its product lines as a result of domestic inflation nor has the Company experienced unfavorable profit reductions due to currency exchange fluctuations or inflation with its foreign customers. Once the Company opens its foreign offices, currency exchange fluctuations and or inflation with its foreign customers may occur. See "Risk Factors--International Operations and Sales".

EFFECT OF THE YEAR 2000

  The Company believes that the costs associated with completing the awareness, assessment, renovation, validation, and implementation of Year 2000 remediation is unlikely to have a significant effect on its operations. The Company expects the primary impact of Year 2000 remediation to revolve around acquiring upgrades to the Company's internal accounting software. As of the present time, it is impossible for the Company to quantify the cost of these remediation efforts or any future remediation costs.

                                   BUSINESS

GENERAL

  Crawford Equipment & Engineering Co., Inc., (the "Company") is primarily engaged in the business of design, engineering and manufacturing of combustion equipment and technology for use in the disposal of waste. The Company provides design, engineering, manufacturing, sales and service to customers worldwide. The Company originally manufactured and serviced cremation systems for professionals in the death care industry. In addition to human and animal cremation/incineration equipment the Company also developed equipment to dispose of solid waste, medical, infectious and bio-hazardous waste. In more recent years additional equipment was engineered and developed to dispose of Volatile Organic Compounds ("VOC") and Hazardous Air Pollutants ("HAP") waste (collectively the "VOC/HAP Waste Disposal Market"). Liquid waste, RAD waste and municipal solid waste disposal can also be processed by the Company's equipment. After market parts, service and repairs are also components of the Company's business. The Company was formed in 1974 and operates from leased facilities located in Orlando, Florida. See "Business--Facilities and Certain Relationships and Related Transactions".

PRODUCTS, SERVICES AND MARKETS

  The increasing demand for effective disposal of generated waste and the regulation of pollution and environmental controls has contributed to the Company's success in filling the needs of the waste disposal market. The Clean Air Act, and the roles that Environmental Protection Agency (EPA) and the Occupational Safety and Health Administration (OSHA) play have impacted the waste management industry. The control and disposal of Medical Waste, hazardous waste and VOC/HAP waste is becoming more and more regulated with specific emphasis placed on effective disposal and protection of the environment.

  The Company has many custom designed and manufactured products, systems and services to meet this growing need. It has expanded in a very competitive market, striving to maintain high quality while achieving maximum economy for customers. Technology and ingenuity in the design and manufacturing operations are of paramount importance to management. The Company believes a true test of any product is performance. The Company's goal is for its equipment to perform with minimal required service and to continually live up to efficiency specifications. The Company has 24 years experience and approximately 700 installations worldwide. The Company's approach to combustion engineering and design incorporates features which effectively dispose of waste. The Company provides combustion and air pollution control systems to a variety of facilities and industries including but not limited to chemical, pharmaceutical, medical, printing and plastics, textile, converting, finishing, solid waste, recycling, utility, industrial, composites, wood/furniture, packaging, food, automotive, painting, animal pathological disposal and human cremation among others.

  Patented Refractory Lined Draft Control System, Multi-Material Construction, Controlled Air Turbulence/Mixing, Integrated PLC Control System and Total System Modulation Control are some of the features constructed into the Combustion Systems manufactured by the Company. These features are intended to provide safe, durable, and reliable equipment. This, together with greater operational efficiency and worldwide environmental compliance, should continue to enable the Company's products and services to be competitive in its industry. The Company has an ongoing commitment to product design, development and enhancement both in process engineering and equipment.


ENVIRONMENTAL MATTERS

  The United States Clean Air Act Amendments of 1990 (the "CAAA") significantly expanded the scope of air pollution regulations established in the 1970s, and required the reduction and control of a wide range of air pollutants, including 188 hazardous air pollutants ("HAPS"), most of which are VOCs. The CAAA also addressed for the first time the reduction of Nitrogen Oxides ("NOx") that, in combination with VOCs, produced ground level ozone or urban smog. The CAAA introduced new regulatory requirements and timetables for the abatement of VOCs and NOx for various geographic areas that become progressively more stringent through the year 2010.

  The CAAA originally envisaged that standards for regulatory compliance would be technology-specific. Current regulatory trends in the United States allow for performance based mechanisms that provide economic incentives to surpass compliance standards. One such mechanism currently in effect involves the accumulation and banking of VOC emission credits obtained by achieving performance beyond compliance standards. In addition, several states are currently developing VOC emission credit trading programs. The Company believes that these programs create additional economic incentives to select the Company's technology over other treatment methods.

  Title I of the CAAA establishes requirements for attaining and maintaining national ambient air quality standards ("NAAQS"). Key provisions of Title I are aimed at bringing cities and other geographic areas which are not in attainment with NAAQS by the year 2010. In addition, measures for all regions require the application of technological controls to reduce emissions of ozone precursors, such as VOCs, from a broad range of industrial activities, including consumer solvents and coatings, hazardous waste treatment storage and disposal facilities, solid waste landfills and marine terminal loading and unloading facilities.

  Title III of the CAAA establishes a new program for the regulation of toxic air pollutants. The combined federal and state programs create a comprehensive and coordinated nationwide effort to deal with these pollutants. Title III specifically lists 188 substances as hazardous air pollutants, of which most are VOCs. Title III defines three significant programs that will require substantial pollution control expenditures by industry across the nation: (i) control of routine releases of air toxics from major industrial and commercial sources; (ii) control of air toxic releases from area sources, primarily in urban areas; and (iii) control of accidental releases of air toxics from industrial and commercial sources. To reduce emissions of the 188 listed toxic hazardous air pollutants, the application of the maximum achievable control technology at major air emitting sources may be required.

  The Pollution Prevention Act of 1990 establishes pollution prevention as a national objective, naming it a primary goal wherever feasible. According to this Act, where pollution cannot be prevented, materials should be recycled, reduced or minimized in an environmentally sound manner.

  International demand for VOC/HAP control equipment is also rapidly growing. While many European nations have comprehensive health, safety and environmental regulations in force, certain Asian and Latin American nations have only recently begun to recognize the need to more stringently control VOC emissions. In addition, many multinational companies have recognized the benefits of global health, safety and environmental standards and are collaborating in the development of comprehensive future performance standards. See "Risk Factors--Environmental Regulations; Regulatory Compliance".

COMPANY WASTE MANAGEMENT EQUIPMENT PRODUCTS

 1. Human Cremation/Incineration Equipment Division.

  The Company offers a range of Human Cremation Incineration Equipment with models to accommodate a varied selection of applications.

  The range starts with the C1000HB. This is a cremation chamber designed and constructed to meet the demand of the cremation market to operate continuously (around the clock if necessary). The high production capability of the Company's crematory (average processing time 1 hour 15 minutes) is a valued asset to customers. The Human Cremation/Incineration line is offered in three "feature package" variations to meet a variety of requirements. The C1000HB base model includes a manually operated counter-balance chamber access door. This model serves to accommodate facilities with minimal cremation requirements. The standard model C1000HS is equipped with such additional convenience and performance enhancements as a hydraulically operated chamber access door, easy load casket roller, integral remains collection hopper, and primary chamber view port. The Company's model C1000 series crematories have been extensively tested and approved by Underwriters Laboratories (UL) for safety. The Company also manufactures a high-speed cremation remains processor. The CP200 model is quiet, fast, compact, efficient and has dust free operation. Base models manufactured by the Company range in price from approximately $35,000 to approximately $125,000 per system.

 2. Animal Cremation/Incineration Equipment Division.

  The Company offers a range of animal cremation/incineration equipment with models to accommodate a variety of applications.

  The standard models range from the C500PA which operates at 75 pounds per hour to the C-5000 PA which operates at 500 pounds per hour. These multiple chamber pathological cremation/incineration systems are designed to process pathological as well as small quantities of high BTU content plastics found in "red bag" veterinary/medical waste streams, while complying with the higher temperatures and residence times required by environmental agencies. Utilizing a negative pressured, controlled air, hot hearth design, the units are suited for private cremations with capability of extended continuous operation to meet greater mass disposal demands. Additional models CB150-1800 have also been developed for batch loads of between 150 and 1800 pounds. These systems require minimal operator interface and are suitable for demanding operations. Finally, custom built systems for diseased or contaminated animal/pathological waste are available for critical environmental applications and range in size up to 2,000 pounds per hour. Base models manufactured by the Company range in price from approximately $12,000 to approximately $350,000 per system.

 3. Medical, Infectious Bio-Hazardous and General Waste Incineration Equipment Division.

  The Company offers a full range of medical, infectious and bio-hazardous waste incineration equipment with models to accommodate the needs of a variety of customers. The standard models range from the C500PM which operates at 25 pounds per hour to the C-2000 SHP which can operate at approximately 2000 pounds per hour. The small systems are multiple chamber, controlled air, hot hearth incinerators designed to accommodate mixed waste streams ranging from general medical waste to "red bag" waste. These systems comply with the New Source Performance Standards ("NSPS") and new rules required by federal environmental agencies. The larger systems are stepped hearth, hot-loading, continuous feed incineration systems designed to accommodate mixed waste streams ranging from general medical waste to "red bag" waste. These systems also comply with the NSPS and new rules required by federal environmental agencies by utilizing a negative pressured, controlled air stepped hearth design, with a sealed, hydraulic ram feed charging system, internal refractory ash rams and wet/dry ash handling systems. These units are designed for high production facilities. Base models manufactured by the Company range in price from approximately $25,000 to approximately $900,000 per system. The Company also offers a variety of custom designed incineration equipment to dispose of general waste which includes but is not limited to general solid waste, shipboard waste, international flight waste and liquid chemical waste. Custom systems manufactured by the Company have been installed for between $20,000 and $550,000.

 4. VOC (Volatile Organic Compound) Abatement Systems

  VOCs are an unavoidable by-product of numerous manufacturing and process industries worldwide which must be controlled due to the serious health, safety and environmental risks associated with them. The current global market for control equipment exceeds two billion dollars and is estimated to grow at ten percent (10%) per annum according to The McIlvaine Company, a market analyst firm serving the air pollution control industry. Conventional technologies for the treatment of industrial VOCs are primarily flame-based destruction systems (such as oxidizers), activated carbon adsorption systems and scrubbing systems, most of which have been in use for over thirty years. The Company either manufactures or markets these technologies. Custom systems manufactured by the Company have been installed for between $15,000 and $912,500.

  The health, safety and environmental risks presented by VOCs have led to significant federal regulations, which are enforced by the Occupational Safety Health Administration ("OSHA"), the United States Environmental Protection Agency ("EPA") and various state and local agencies. Non-compliance with these regulations carries substantial civil and criminal penalties. See "Risk Factors--Environmental Regulations; Regulatory Compliance and "Business-- Environmental Matters".

  The installation of additional auxiliary equipment such as Air Pollution Heat Recovery and Emission Control Systems to any packaged combustion system manufactured by the Company could increase the sales price significantly.

EXISTING TREATMENT METHODS FOR CONTROL OF VOCS

  Established methods to control VOC emissions can be broadly classified as destruction processes or removal processes. These are generally mature technologies with multiple suppliers and commodity pricing. These technologies generally achieve destruction removal efficiencies ("DRE") and heat recovery ranging from 90 to 99%. The major considerations in selecting industrial VOC control systems are: safety; capital cost; operating and maintenance costs; ease of permitting; process stream characteristics; unit location; low energy consuming oxidation; and on-line reliability.

DESTRUCTION PROCESSES

  Destruction processes typically employ various flame-based technologies which are designed to convert VOCs into carbon dioxide, water, vapor and, in some cases, acid gases that can be neutralized. Flame-based technologies include flares, fume incinerators, catalytic oxidation systems, regenerative thermal oxidizers and thermal/recuperative oxidizers. The choice of the destruction process is based upon the composition and concentration of VOCs in the fume stream, the required DRE, and other factors. Although most VOCs can be oxidized, the process must be highly controlled to achieve high DRE and minimize the formation of products of incomplete combustion and carbon monoxide ("CO"). The inherent higher temperatures of flame-based devices also result in the formation of thermal NOx.

  Scrubbing systems typically utilize water spray to remove VOCs from a fume stream for collection in liquid form. The liquid effluent from the scrubbing process is subsequently treated in another process. Scrubbing systems will only remove VOCs that are soluble in the scrubbing medium and therefore are not suitable for all VOC streams.

  The Company's advanced technology controls VOC/HAPS for odors and toxic air pollutants for a multitude of industries and processes. All VOC units are guaranteed to meet or exceed all current regulatory emission/destruction efficiency standards. All systems are designed to be expandable from 100 SCFM through 100,000 SCFM and to accommodate a broad spectrum of VOC/HAP gas streams. The Company can also design custom systems engineered and manufactured to meet specific requirements. Certain features of this equipment include up to a 99.99% DRE, minimum one-plus (1+) second residence time, minimum 1400(degrees)F operating temperature, and low NOx and CO emissions.

SALES AND MARKETING

  The Company has established a network of Company employed and independently commissioned sales representatives. The Company currently has agreements with three (3) organizations with over 75 sales agents selling the Company's Waste Management equipment throughout the United States and abroad. The sales representative network was established to introduce the Company's technology by utilizing long standing relationships and to utilize the selling experience of the representatives within the Company's target customer base.

  All independent representatives are paid solely on commission, which is calculated on a sliding scale as a percentage of sales revenues. Sales to government agencies are handled directly by the Company.

  The Non-exclusive Strategic Alliance Agreement between Monsanto Enviro-Chem Systems, Inc. ("MEC"), a subsidiary of Monsanto, covers the private labeling of certain VOC control equipment. MEC is an additional sales channel for the Company's Recuperative Thermal Oxidizers and Thermal Oxidizers domestically except for sales in Texas. Existing Company sales and marketing staff and outside representatives market these products in Texas and internationally. In addition, certain pre-existing customers are excluded from the MEC Agreement and this contract may be terminated for "cause of convenience."

  In order to manage the growing global interest in the technology, and to handle sales and technical support directly for the Western United States and European markets, the Company intends to establish sales/marketing offices in California, the United Kingdom and Hungary in the third quarter of 1998. In 1998, the Company entered into a representative/manufacturing agreement for the United Kingdom and Europe. The Company also entered into an agreement for sales representation in Vietnam, Southeast Asia and the Pacific Rim. The Company is the authorized representative for the continuous emissions monitoring analyzer and system sales in the United Kingdom and Eastern and Western Europe for Spectrum Systems, Inc. It has a letter of intent to be the European sales agent for Des Champs Laboratories' line of heat exchangers and air movement handling systems. There is also a non-exclusive sales agreement for eighteen (18) months starting May 1, 1998 with Emcotek Emission Control Technology Corporation for the sale of medical and related waste air pollution control systems. See "Risk Factors--No Assurances of Additional Collaborative and Joint Venture Agreements, Licenses or Project Contracts".

  The Company has submitted a substantial number of proposals to potential customers both nationally and internationally. There can be no assurance that such proposals will result in purchase orders or contracts, or that sales will be finalized. See "Management Discussion and Analysis and Results of Operations and Risk Factors--Operational Risks".

MARKETING STRATEGY

  The Company intends to market its products and services through an expanding network of customers and affiliations with similar companies. Currently, MEC, a world leader in air quality management, sells VOC/HAP systems manufactured by the Company through a strategic alliance agreement. Pursuant to the terms of this agreement the equipment built for Monsanto will bear the Monsanto name. The Company may also manufacture Monsanto designed systems that bear the Company's name. This arrangement allows the Company access to additional representatives in the field which sell its products without the usual overhead, management or control systems needed to normally maintain such a sales force. The Company is continuing to expand into more national and international markets.

  The new manufacturing and assembly plant should foster increased production and greater sales of the Company's waste incineration equipment. See "Use of Proceeds and Business--Facilities". The Company is also entering into an advertising and marketing campaign, to promote the Company's core products and bring awareness of these products to a larger audience of customers by utilizing between $100,000 and $200,000 of net proceeds raised from this Offering. See "Use of Proceeds".

ENGINEERING AND MANUFACTURING

  The Company's engineering and manufacturing operations are based in Orlando, Florida and organized under a comprehensive project management system, including project costing, process design and engineering, procurement, system assembly, pre-testing, installation and commissioning. The engineering and manufacturing group is staffed by experienced engineers and project managers and is directly managed by James P. Crawford, the Company's founder.

  The Company has focused on modularizing and standardizing components of its technology and utilizes sophisticated software to integrate these components into comprehensive waste management and air pollution control systems. This integration allows the Company to provide comprehensive systems centered around the Company's waste disposal technologies. The engineers utilize state-of-the-art, PC-based, computer-aided-engineering and database management tools, including three-dimensional design tools. The Company believes this approach of automating the design process is effective in that it: (i) optimizes the engineering work effort and allows ready access to a growing inventory of standardized design data; (ii) contributes significantly to accuracy; (iii) shortens the Company's product delivery cycle; and (iv) facilitates the handling of design data between the Company and its clients.

  The systems are typically pre-assembled, pre-wired and tested prior to delivery and installation. The Company manufactures its systems to order. Component fabrication is carried out using pre-qualified Company employees who specialize in the manufacture of each particular component. These specialized employees adhere to and carry formal certifications with national and international codes and standards such as those of the American Society of Mechanical Engineers (ASME). The Company's subcontractors have been selected to allow the Company to expand its capacity to manufacture additional systems while minimizing the Company's investment fixed costs. The Company also uses pre-qualified subcontractors throughout the United States and overseas but is not dependent on any particular subcontractor.

  In the fabrication process, no one subcontractor is exposed to the entire technology package and final assembly of each system is coordinated by the Company or by a totally separate subcontractor.

  During the period that the technology was developed, an extensive empirical database for waste flows of different volumes and compositions was compiled. The Company has used this database to develop a proprietary, software-based design tool. In the design process, the software tools analyze the characteristics of the customer's fume flow and determine the optimal system configuration and size. Not only does this process specify the correct system characteristics, but it also automates the task of generating budget proposals. The Company is continuing to expand this database as new systems are installed.

CONSULTING SERVICES

  The Company has retained Grove Scientific & Engineering Company for a period of 12 months to perform certain environmental permitting, analysis and consulting services. The President of Grove Scientific Company is Bruno A. Ferraro, who is also a member of the Company's Board of Directors. See "Management and Certain Relationships and Related Transactions".

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company currently licenses from James P. Crawford four United States patents. The patent numbers together with the patent abstracts are set forth below. Due to the technical nature of these abstracts, investors are encouraged to review the patent documents on file with the United States Patent Office. Copies of this information will also be produced by the Company upon request.

 Patent number 4,512,264 issued: April 23, 1985

  An apparatus to induce drafts in combustion chamber stacks can operate at temperatures from 1400(degrees) to 2600(degrees) while being fabricated from mild steel with refractory lining. The induced draft apparatus includes an exhaust stack connected to a combustion chamber and has an annular plenum formed around the base of the stack with narrowed annular outlet from the plenum into the stack. An air blower is connected to the annular plenum for directing air under pressure thereunto and into the stack at a predetermined position. An annular refractory surface is formed on the outside of the plenum wall in stack and the stack is similarly lined with a refractory material.

 Patent number 4,685,403 issued: August 11, 1987

  An auxiliary incinerator apparatus for the crematory includes a main incinerator having primary and secondary chambers formed with a plurality of refractory walls and main door into the primary chamber. The main incinerator has an outer framework with wall attached thereto and spaced from the refractory walls. The refractory passageway extends from the primary chamber refractory wall to the outer wall. An auxiliary incinerator is attached to the side of the main incinerator outer wall and framework, adjacent to the opening from the refractory passageway through the wall. The auxiliary incinerator has an incineration chamber formed therein with a top opening thereunto. An auxiliary door simultaneously opens and closes over the opening from the refractory passageway through the outer wall and over the opening into the auxiliary incinerator, so that partially incinerated materials can be moved from the main incinerator to the auxiliary incinerator for further combustion. A second door into the auxiliary incinerator allows for the removal of ashes and the main door into the primary chamber. This patent was also issued in Canada.

 Patent number 4,890,367 issued: January 2, 1990

  A crematory loader apparatus is provided for loading objects to be incinerated into a preheated crematory. The loader has a frame with a slidable support surface attached to the frame for supporting an object thereon which slides in a track supporting the slidable top surface during of the top surface between a first position for loading the object onto the slidable support surface and a second position cantilevering the slidable support into the crematory. A plurality of legs are attached to the frame and has a first position out of the path of an object on the slidable support surface and a second position blocking the path of the object on a slidable support surface to block the movement of the object when the slidable top surface is moved from the second position to the first position to thereby force the object into the crematory as the sliding support surface is withdrawn from its second cantilevered position. The slidable support surface has rollers thereon with a ramp at one end with a roller thereon to slide an object off the slidable support surface. The support surface is moved by an electric motor driven chain drive.

 Patent number 5,152,232 issued: October 6, 1992

  An incinerator apparatus has a primary incinerator chamber which has a secondary incinerator coupled thereto by a passageway. The primary incinerator chamber has a primary air input into the incinerator chamber and the secondary air chamber has a secondary air input thereinto having a plurality of air input lines with each line having an electric motor control valve, such as a damper motor controlling a damper valve controlling the flow through one of the input lines. A plurality of ultraviolet flame detector ports open into the side of the secondary incinerator chamber, each being spaced a predetermined distance from each other and each having an ultraviolet flame detector positioned therein for sensing the ultraviolet radiation and the flame adjacent the detector in the secondary incinerator chamber. Each ultraviolet flame detector is operatively coupled through electronic controls which includes relays to actuate each of the plurality of electric damper motors to open and close the damper valve responsive to the ultraviolet flame detector signal thereby the secondary air flow is controlled by a flame detector or reading the flame position at a plurality of points in the secondary incinerator chamber. One air blower can direct the air to the primary chamber and to the secondary chamber through a plurality of ports into each chamber with the secondary air being increased or decreased responsive to the length of the flame in the secondary chamber to thereby maintain the temperature within a predetermined range within the secondary chamber to ensure complete combustion of the incinerated product.

  The Company may apply for further patents as further R&D produces innovations in its products. As a condition of employment, the Company intends to routinely enter into agreements with its employees, to protect any future rights relating to intellectual property and proprietary rights. See "Certain Relationships and Related Transactions, and Risk Factors".

DESCRIPTION OF LICENSE

  On January 2, 1998, the Company entered into a License Agreement with James
P. Crawford to utilize the four (4) patents that he has developed and holds title to. The License Agreement requires the Company to pay a fee to Mr. Crawford of $350 for each packaged combustion equipment system manufactured by the Company that implements one or more of these patents. Following the successful completion of the offering the Company intends to acquire the patents from Mr. Crawford for a purchase price of $875,000. In conjunction with the acquisition of the patents, the Company shall also be obligated to pay a royalty fee to Mr. Crawford equal to the license fee it currently pays to him. The royalty fee shall be paid to Mr. Crawford until the current patents expire. See "Certain Relationships and Related Transactions".

COMPETITION

  The industrial waste disposal equipment market is mature and highly fragmented among a large number of competitors, none of whom have a significant industry-wide market share. The following sets forth the Company's main competition by category:

  THE HUMAN CREMATION MARKET COMPETITION includes: Industrial Equipment & Engineering Co., Inc., CMS, Inc., and American Cremation Systems, Inc.

  THE ANIMAL CREMATION/INCINERATION MARKET COMPETITION includes: Industrial Equipment & Engineering Co., Inc., Shenandoah Manufacturing, Inc., Consumat Systems, Inc., International Incinerator, Inc., and Therm-Tech, Inc.

  THE MEDICAL WASTE MARKET COMPETITION includes: International Waste Industries, Inc., Simmonds Manufacturing Co., Inc., Consumat Systems, Inc., Advanced Combustion Systems, Inc., and Therm-Tech, Inc.

  The Company currently competes with suppliers of flame-based thermal oxidation systems, carbon adsorption systems and scrubbing VOC equipment control systems. These companies include Reeco, Inc., Durr Industries, Thermatrix, Inc., Smith Environmental Co., Inc., Anguil Environmental Systems Co., Inc., Ad-West and ABB Inc., among others. Since many of these technologies have been in use for over 30 years, they have certain advantages. These technologies are familiar and predictable to companies requiring VOC controls and to regulators, and are available from and promoted by a large number of suppliers. Many of the Company's competitors have substantially greater financial resources, operating experience and market presence than the Company. There can be no assurance that the Company's existing competitors or new market entrants will not develop new technologies or modifications to existing technologies that are superior to or more cost-effective than the Company's waste disposal technologies. In addition, increased competition could result in price reductions and reduced gross margins and could limit the Company's market share. See "Risk Factors--Competition".

EMPLOYEES

  As of March 31, 1998, the Company had 40 full-time employees, ten (10) of whom hold advanced degrees. The Company believes that it has been successful in attracting experienced and capable engineering and management personnel. None of the Company's employees is covered by collective bargaining. The Company intends to hire additional employees after the closing of the Offering. See "Risk Factors--Dependence on Key Personnel and Use of Proceeds. The Company has employment agreements with James P. Crawford, Kathleen B. Crawford and Steven L. Atkinson. See "Certain Relationships and Related Transactions".

FACILITIES

  The Company's manufacturing facility and offices are located at: 436 W Landstreet Road, Orlando, Florida, 32824. The Company intends to use a portion of the proceeds from this Offering to fund the building of a new plant and manufacturing facility on a site near its existing facility. Such new facilities are expected to be completed by January 1999. The majority of the funding for this is being provided by the Company through a loan to Mr. and Mrs. Crawford personally. It will be repaid to the Company over a twenty year period and shall be secured by real property they presently own. The plans for the new facility are available for inspection. The new manufacturing plant will be built on land adjacent to the current location. The Company leases the current facility and offices from Mr. and Mrs. Crawford at rates the Company believes to be commensurate with industrial rental rates charged in the Central Florida area. See "Certain Relationships and Related Transactions". A copy of the lease agreement is available for inspection upon request. See "Management's Discussion and Analysis and Results of Operations and Risk Factors".

LEGAL PROCEEDINGS

  There are no pending material legal proceedings to which the Company or its Properties are subject.

                                  MANAGEMENT

  The executive officers, directors and key employees of the Company upon completion of the Offering and their representative ages and positions are as follows:

     NAME                 AGE                  POSITION(S) HELD
     ----                 ---                  ----------------
   James P. Crawford.....  59 Chief Executive Officer and Chairman of the Board
                              Vice President, Chief Financial Officer,
   Kathleen B. Crawford..  51 Secretary, and Director
   Steven L. Atkinson....  40 President, Asst. Secretary and Director
   C. David Cooper.......  50 Director
   Bruno A. Ferraro......  40 Director
   William M. Dillard....  50 Director

  James P. Crawford is a founder and has been the Chief Executive Officer of the Company since its formation in 1974. Prior to that he worked in the mechanical and combustion field. Mr. Crawford is or has been a member of the American Society of Hospital Engineers, the Air and Waste Management Association, American Animal Hospital Association, American Veterinary Medical Association, American Association of Crematory Animal Science, Cremation Association of North America and The National Funeral Directors Association. He holds a State of Florida Mechanical Contractor Certification and Welder Unlimited Certification. After attending Orlando Junior College in 1958, Mr. Crawford served in the United States Army, U.S. Corp of Engineers.
Mr. Crawford has taken extensive courses and seminars in pipe fitting, boiler making, electrical, and fire brick and high temperature castable. He has designed numerous products and holds patents previously discussed.
Mr. Crawford is married to Kathleen B. Crawford. Together they are partners in Horse Shoe Cove Land Development, a Tennessee Corporation. Together they also own West Landstreet Properties, Inc.; Florida Bio-Compliance, Inc.; land in Airport Industrial Park, Sebring, Florida; and an 80 acre development project in Geneva, Florida.

  Kathleen B. Crawford, is a founder, Vice President, Corporate Secretary and Chief Financial Officer of the Company. Prior to founding the Company with her husband, James P. Crawford, she was employed with Bordens Dairy from 1967 to 1970 in their accounting department. Mrs. Crawford is or has been a member of The American Veterinary Medical Association, The American Association of Laboratory Animal Science, The National Funeral Directors Association and The American Funeral Directors Association. Mrs. Crawford is also a member of the Daughters of the American Revolution.

  Steven L. Atkinson is the President, Assistant Secretary, and a Director for the Company. He is also a shareholder and a Director of Florida Bio-Compliance, Inc. He has been with the Company since 1983. Prior to that he was a communications consultant from 1979 through 1983. In addition to holding a degree from Brevard Community College, Mr. Atkinson has been or is a member of The American Society of Hospital Engineers, Air and Waste Management Association, American Animal Hospital Association, American Veterinary Medical Association, American Association of Laboratory Animal Science, National Funeral Directors Association, American Cemetery Association, and the Cremation Association of North America.

  William Mason Dillard is a Director of the Company. He has been President and Chief Executive Officer of Mechanical Services, Inc., since 1974. Prior to that he was a Field Superintendent with Munson & Associates and has served in a technical capacity with other engineering firms in Orlando, Florida and Georgia. He holds an Associate Degree in Heating and Ventilation and Air Conditioning Technologies from Dekalb College in Atlanta, Georgia. He is an active member of the American Society of Heating, Refrigeration and Air Conditioning Engineers (ASHRAE) and recently received the ASHRAE's distinguished service award.

  Bruno A. Ferraro, CEP, QEP, is a Director of the Company. He is founder and President of Grove Scientific & Engineering Company, a multi-disciplined environmental consulting firm, which provides engineering design, air pollution consulting, permitting and testing of pathological, solid waste and VOC incinerators for a wide variety of industries including the Company. See "Business--Consulting Services and Certain Relationships and

Related Transactions". Mr. Ferraro has extensive experience in environmental consulting including indoor air quality, industrial hygiene, water quality, hazardous waste, laboratory analysis and as an expert witness. Mr. Ferraro has had numerous articles published, has been appointed to local, state and federal technical advisory boards, has made technical presentations and was a columnist for the Florida Environment New Journal for over 11 years. He is a member of several environmental organizations including the Florida Society of Environmental Analysts where he served as president. He holds several certifications in environmental science related fields.

  C. David Cooper, Ph.D., PE, QEP, has his B.S., MS and Ph.D. degrees in Chemical Engineering, with a specialization in Environmental Engineering. After working approximately six (6) years for a major oil company in Texas, he joined the faculty of the Civil and Environmental Engineering Department at the University of Central Florida ("UCF") in 1980. Dr. Cooper currently holds the title of Professor of Engineering, and teaches courses at the graduate and undergraduate levels. His areas of teaching and research include Hazardous Waste Incineration, Atmospheric Dispersion Modeling and Air Pollution Control. He is the principal author of Air Pollution Control--Design Approach, the leading textbook in the field. This book is in use at more than 120 universities in the United States and Canada; it has been translated into Korean. The book is also being translated into Chinese. Dr. Cooper is an active researcher at UCF, and has published numerous peer-reviewed journal articles on the subjects of hazardous waste incineration and mobile source air pollution modeling. Sponsors of his research over the years include the EPA, NASA, the Gulf Coast Hazardous Substance Research Center, Florida DOT, Florida DEP, and others. Throughout his career, Dr. Cooper has been the principal investigator on more than 30 research contracts worth more than $3.2 million in funding for UCF. Dr. Cooper is a registered professional engineer in the state of Florida, and has served as a consultant to industry and government agencies on many projects related to combustion and air pollution. He is an active member of the International Air and Waste Management Association.

COMMITTEES OF DIRECTORS

  Following the completion of the Offering, the Board of Directors will have the following committees:

   COMMITTEE                                         CHAIRPERSON(S)
   ---------                                         --------------
   Executive........................... James P. Crawford and Steven L. Atkinson
   Audit............................... Kathleen B. Crawford
   Compensation........................ Kathleen B. Crawford

  The Executive Committee will conduct the normal business operations of the Company except for certain matters reserved to the Board of Directors. The Audit Committee will recommend an independent auditor for the Company, consults with such independent auditor and reviews the Company's financial statements. The Compensation Committee will recommend to the Board of Directors the compensation of officers and key employees for the Company and the granting of stock options. Messrs. C. David Cooper, Bruno A. Ferraro and William M. Dillard are considered to be independent directors for these and other purposes.

COMPENSATION OF DIRECTORS

  The Company does not pay non-employee directors a fee or a meeting fee for Board meetings attended, and does not automatically grant to each director any non-qualified stock options.

EXECUTIVE COMPENSATION

  The following summary compensation table sets forth the total annual compensation paid or accrued by the Company to or for the account of the Chief Executive Officer and each other executive officer of the Company whose total cash compensation for the fiscal year ended December 31, 1997 exceeded $100,000:

                          SUMMARY COMPENSATION TABLE

                                                         LONG TERM
   NAME AND PRINCIPAL POSITION      SALARY BONUS  OTHER COMPENSATION SECURITIES
        UNDERLYING                   ($)    ($)    ($)     AWARDS    OPTIONS(#)
   ---------------------------      ------ ------ ----- ------------ ----------
   James P. Crawford, Chief
    Executive Officer and Chairman
    of the Board................... 20,000 52,249  -0-      -0-         -0-
   Steve Atkinson, President(1).... 50,000 76,079  -0-      -0-         -0-

--------
(1) On February 1,1998, Mr. Atkinson purchased 200,000 shares of Common Stock from the Company for a total consideration of $40. See "Certain Relationships and Related Transactions".

  The Company intends to hire a Chief Financial Officer beginning in January 1, 1999, and will grant him or her options to acquire an unspecified number of shares of Common Stock at the initial public offering price. It is anticipated the options will vest in installments over five (5) years.

PROFIT SHARING/401K PLAN

  The Company has a profit-sharing and a 401(k) plan (the Plan) which cover substantially all employees who have met certain age and length of service requirements. Plan contributions are made at the discretion of the Company's Board of Directors. The Company did not elect to make a contribution to the Plan for the years ended December 31, 1995 and 1996. However, the Company made a $9,015 employer matching contribution to the 401(k) plan for the year ended December 31, 1997.

BOARD OF DIRECTORS

  Each of the Company's directors has been elected to serve until the next annual meeting of shareholders. Each of the Company's directors continues to serve until his or her successor is designated and qualified.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

  The Company's Restated Articles of Incorporation provide that the Company shall indemnify its officers and directors and former officers and directors to the fullest extent permitted by law. The Amended By-laws provide that the Corporation shall have the power to indemnify any director, officer, employer or agent of the Corporation as provided in Section 607.0850 of the Florida Business Corporation Act. Such Act generally provides that a corporation shall have the power to indemnify such persons to the extent they acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, to the extent they had no reasonable cause to believe the conduct was unlawful. In the event any such person shall be judged liable for negligence or misconduct, such indemnification shall apply only if approved by the Court in which the action was pending. Any other indemnification shall be made only after a determination by the Board of Directors (excluding any directors who were party to such action), by independent legal counsel in a written opinion, or by a majority vote of shareholders (excluding any shareholders who were parties to such action).

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be provided to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it may be deemed against public policy as expressed in the Securities Act of 1933, as amended, and may therefore, be unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On January 1, 1998, the Company entered into respective employment agreements with James P. Crawford, Kathleen B. Crawford, and Steven L. Atkinson, each having a term of five (5) years. These agreements increased the base salaries of Mr. Crawford from approximately $72,000 that he received for 1997 to $125,000 per annum that he will receive during 1998 and in subsequent years thereafter over the term of his agreement. Mrs. Crawford's salary was increased from approximately $20,000 that she received for 1997 to $125,000 that she will receive during 1998 and in subsequent years thereafter over the term of her agreement. Mr. Atkinson's base salary was increased from $50,000 per annum that he received in 1997 to $75,000 per annum that he shall receive during 1998 and in subsequent years thereafter over the term of his agreement. In addition to his base salary, Mr. Atkinson shall also receive a commission equal to one percent (1%) of all annual gross sales made by the Company and three percent (3%) of the annual net pre-tax profits earned by the Company as reflected by the Company's annual audited financial statements. During 1997, Mr. Atkinson would have received additional compensation based upon the gross sales and annual pre-tax profits earned by the Company of approximately $57,000 under this agreement (see Note 8 to Financial Statements dated December 31, 1997). These agreements also provide the Crawfords and Mr. Atkinson with additional benefits such as major health, life and disability insurance coverage; the use of an automobile; and three (3) weeks of annual paid vacation. Each of the agreements may be terminated either on a justified or unjustified basis. In the event that the Company unjustly terminates any of these agreements, then the terminated employee is entitled to receive an amount equal to two and one-half years of his or her base salary. In the event that the Company elects not to renew any of these agreements, then the affected employee is entitled to receive an amount equal to one (1) year of his or her base salary.

  On January 1, 1998, the Company entered into a Lease Agreement ("Lease") with James and Kathleen Crawford to lease the existing 26,000 square foot manufacturing facility that the Company presently operates from. The terms of the Lease require the Company to pay rent to the Crawfords over a three (3) year term equal to seven dollars ($7) per square foot during the first year; eight dollars ($8) per square foot during the second year; and nine dollars ($9) per square foot during the third year. The Lease also requires the Company to reimburse the Crawfords for all real estate taxes, assessments and other governmental charges assessed, levied or imposed against the leased premises. The Company is required to bear the costs and expenses to maintain the leased premises in good working order. In addition, the Company is required to maintain during the term of the Lease, general liability insurance in an amount at least equal to $3,000,000. The Company is further obligated to pay all utility charges that may be assessed, used in or about the leased premises. Between January 1, 1986, and December 31, 1997, the Company had leased this facility from the Crawfords for rental rates ranging from approximately $1.85 per square foot to approximately $2.54 per square foot.

  On January 1, 1998, the Company entered into a License Agreement with James
P. Crawford to utilize the four (4) patents that he has developed and holds title to. The License Agreement is in effect until the expiration of the last patent issued to Mr. Crawford which takes place on October 6, 2009 and requires the Company to pay him a fee of $350 for each packaged combustion equipment system manufactured by the Company that implements one or more of these patents. Mr. Crawford would have received fees pursuant to the License Agreements during 1997 of approximately $9,800 (see Note 8 to Financial Statements dated December 31, 1997).

  On January 20, 1998, a majority of the Company's shareholders affirmatively voted to adopt a Plan of Re-capitalization (the "Plan"), that increased the number of shares of common stock that the Company was authorized to issue from 500 shares to 15,000,000 shares ("Common Stock"). The Plan further reduced the par value of each share of Common Stock from $5.00 to $.0002 per share. Each shareholder of record as of the date the Plan was adopted received 30,000 shares for each share owned. Following the adoption of the Plan, the Company caused its Articles of Incorporation to be restated and amended to reflect the increased capitalization.

  On January 20, 1998, a majority of the Company's shareholders affirmatively voted to grant Steven L. Atkinson, upon the filing by the Company of its Restated and Amended Articles of Incorporation, the right to subscribe for a total of 200,000 shares of common stock at a purchase price of $.0002 per share. On February 1, 1998, Mr. Atkinson acquired 200,000 shares of Common Stock from the Company for a total consideration of $40. The purchase price paid by Mr. Atkinson for these shares was arbitrarily set by a majority of the Company's shareholders and bears no relationship to any value associated with the shares of Common Stock or to the Initial

Offering Price. The shares owned by Mr. Atkinson are subject to certain risks of forfeiture should he terminate his employment with the Company during the initial term of his employment agreement.

  On February 1, 1998, Kathleen Crawford Meehan and Mary Jennifer Crawford (the "Stockholders") entered into a Voting Trust Agreement with James P. Crawford and Kathleen B. Crawford (the "Trustees") whereby the Stockholders each assigned and delivered 90,000 shares of the Company's Common Stock for a total of 180,000 shares to the Trustees. For a period of ten (10) years from the date of the Voting Trust Agreement, the Trustees shall have the exclusive right to vote these shares.

  On April 7, 1998, the Company entered into an agreement with Grove Scientific & Engineering Company ("Grove"), a Florida corporation that is co-owned by Bruno A. Ferraro, a director of the Company. Under the terms of the agreement, Grove has agreed to provide the Company with support services for proposals; assist with incinerator and thermal oxidizer sizing and specifications; counsel on regulatory issues; perform engineering design; and assist with other related services. For these services the Company is obligated to pay Grove a monthly retainer of $2,000. In addition, the Company shall reimburse Grove for any additional costs that exceed the monthly retainer as contracts are awarded. To date, Grove has performed engineering design and consulting servicers in connection with approximately 26 proposals for equipment sales the Company has made; prepared a regulatory permit application for a Central Florida customer; and provided operational testing and training for an incineration system sold by the Company.

  In December 1997, the Company commenced a private offering of convertible notes ("Notes") pursuant to exemptions from the registration requirements of federal and applicable state securities laws. Through this private offering, the Company raised a total of $600,000 from ten (10) purchasers ("Noteholders"). The Notes permit either the Company or the Noteholders to exchange their Notes for shares of the Company's Common Stock at any time within twelve (12) months from the date of issuance at a conversion price of $3.50 per share. See "Description of Securities". As of the date of this Prospectus, neither the Noteholders nor the Company has elected to convert any Notes for Common Stock.

  On January 7, 1998, James P. Crawford loaned the Company $100,000 for working capital. The loan was evidenced by a demand promissory note bearing interest at the rate of eight percent (8%) per annum. On April 27, 1998, principal and accrued interest were paid to Mr. Crawford in full.

  After the Offering, the Company intends to loan approximately $750,000 of the net proceeds raised with either the minimum or the maximum to James P. Crawford and Kathleen B. Crawford. These loan proceeds shall be utilized by the Crawfords to develop and construct a new 40,000 square foot manufacturing facility for the Company, located on property owned by the Crawfords that is adjacent to the Company's existing facility. See "Business--Facilities". The loan shall be evidenced by a promissory note having a term of 20 years and bearing interest at the rate of eight percent (8%) per annum. The note may be prepaid either in whole or in part by the Crawfords without penalty and shall be secured by real property owned by the Crawfords.

  After the offering, the Company intends to purchase four (4) patents from James P. Crawford for a total purchase price of $875,000. With the minimum proceeds raised, the Company intends to utilize approximately $500,000 as an initial payment to Mr. Crawford with the balance of the total purchase price to be evidenced by a promissory note having a principal balance of $375,000. The note to Mr. Crawford shall be payable quarterly over a five (5) year term and shall bear interest at the rate of eight percent (8%). With the maximum proceeds raised, the Company does not intend to finance any portion of the patent purchase price and shall pay the entire sum of $875,000 to Mr. Crawford in cash. In addition to the purchase price to be paid for the patents, the Company shall also pay Mr. Crawford a royalty fee equal to $350 for each packaged combustion equipment system manufactured by the Company that implements one or more of the patents to be acquired. The royalty fee shall be paid to Mr. Crawford until the last issued patent expires which takes place on October 6, 2009. While the Company reasonably believes that the patent acquisition fee payable to Mr. Crawford is fair, there has been no independent valuation performed of the subject patents.

  Following the offering and upon its completion the Company shall lease a new manufacturing facility from the Crawfords. The terms of the proposed lease shall be similar to those presently in effect between the Company and the Crawfords for the existing manufacturing facility except that the term of the proposed lease is for a period of ten (10) years. Base Rent due under the proposed lease shall be seven dollars ($7) per square foot during the first year; eight dollars ($8) per square foot during the second year; and nine dollars ($9) per square foot during the third year. Thereafter, in years seven, eight and nine of the proposed lease, Base Rent shall increase by five percent (5%) per annum.

  All future transactions and loans with officers, directors or shareholders holding more than 5% of the Company's outstanding Common Stock or affiliates of any such persons will be made for bona fide business purposes, will be on terms no less favorable than could be obtained from an unaffiliated third party, and will be approved by a majority of the independent outside directors who do not have an interest in the transactions.

                     [THIS SPACE LEFT BLANK INTENTIONALLY]

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of March 31, 1998 and as adjusted to reflect the sale of Common Stock offered at the minimum and the maximum hereby for (i) each of the Executive Officers, (ii) each of the Company's Directors, (iii) all Directors and Executive Officers as a group, and (iv) each person who is known by the Company to beneficially own more than 5% of the Common Stock.

                                          PERCENTAGE OF SHARES OUTSTANDING
                                          ------------------------------------
 NAMED EXECUTIVE OFFICERS,
         DIRECTORS,
  ALL DIRECTORS, EXECUTIVE    NUMBER OF
    OFFICERS AS A GROUP         SHARES                   AFTER        AFTER
      AND FIVE PERCENT       BENEFICIALLY  BEFORE     MINIMUM(2)   MAXIMUM(3)
        STOCKHOLDERS           OWNED(1)   OFFERING     OFFERING     OFFERING
 -------------------------   ------------ ----------  -----------  -----------
James P. Crawford(4)........  1,230,000        38.43%       34.64%       29.28%
Kathleen B. Crawford(5).....  1,230,000        38.43%       34.64%       29.28%
Steven L. Atkinson..........    200,000         6.25%        5.63%        4.76%
All executive officers and
 directors as a group (3
 persons)...................  2,660,000        83.12%       74.93%       63.33%
5% STOCKHOLDERS:
Mary Jennifer                   180,000         5.62%        5.07%        4.28%
Crawford(6)(8)..............
Irrevocable Trust dated
December 31, 1997
Kathleen Crawford               180,000         5.62%        5.07%        4.28%
Meehan(7)(8)................
Irrevocable Trust dated
December 31, 1997

--------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock are deemed outstanding. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder's name.

(2) After giving effect to the issuance of 350,000 shares of Common Stock offered at the minimum.

(3) After giving effect to the issuance of 1,000,000 shares of Common Stock offered at the maximum.

(4) James P. Crawford beneficially owns 1,230,000 shares in his capacity as the Trustee for the James P. Crawford Revocable Trust dated March 24, 1992.

(5) Kathleen B. Crawford beneficially owns 1,230,000 shares in her capacity as the Trustee for the Kathleen B. Crawford Revocable Trust dated March 24, 1992.

(6) Mary Jennifer Crawford is the daughter of James P. and Kathleen B. Crawford and sole beneficiary to the Mary Jennifer Crawford Irrevocable Trust dated December 31, 1997. William Edward Crawford, the brother of James P. Crawford is the acting Trustee.

(7) Kathleen Crawford Meehan is the daughter of James P. and Kathleen B. Crawford and sole beneficiary to the Kathleen Crawford Meehan Irrevocable Trust dated December 31, 1997. William Edward Crawford, the brother of James P. Crawford is the acting Trustee.

(8) Both Mary Jennifer Crawford and Kathleen Crawford Meehan also own 90,000 shares of Common Stock each which shares are subject to a Voting Trust Agreement ("Agreement") dated February 1, 1998. James P. and Kathleen B. Crawford are the Trustees under the Agreement and therefore have the right to vote these shares for a period of ten (10) years. See "Certain Relationships and Related Transactions".

                           DESCRIPTION OF SECURITIES

  The Company's authorized capital stock consists of 15,000,000 shares of common stock $.0002 par value per share ("Common Stock"). There are presently 3,200,000 shares issued and outstanding. In the event that the minimum offering has been completed, there shall be 3,550,000 shares issued and outstanding. In the event that the maximum offering has been completed, there shall be 4,200,000 shares issued and outstanding.

COMMON STOCK

  There are no preemptive, subscription, conversion or redemption rights pertaining to the Common Stock. The absence of preemptive rights could result in a dilution of the interest of existing shareholders should additional shares of Common Stock be issued. Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefore and to share ratably in the assets of the Company available upon liquidation. The Company's Board of Directors does not intend to declare dividends and presently intends to return all earnings, if any, for use in the Company's business for the foreseeable future. See "Risk Factors--Dividend Policy". In addition, the Common Stock is not subject to further calls or assesments.

  Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than 50% of all of the outstanding shares of Common Stock can elect all of the directors. Significant corporate transactions such as amendments to the articles of incorporation, mergers, sales of assets and dissolution or liquidation require approval by the affirmative vote of the majority in interest of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of Common Stock normally require the affirmative vote of a majority in interest of the shares present at the particular shareholders' meeting. The Company's directors and officers as a group beneficially own approximately 83% of the outstanding Common Stock of the Company. Upon completion of this Offering, such persons will beneficially own approximately 75% of the outstanding Common Stock of the Company with the minimum proceeds raised and approximately 63% with the maximum proceeds raised. See "Principal Shareholders". Accordingly, such persons will continue to be able to substantially control the Company's affairs, including, without limitation, the sale of equity or debt securities of the Company, the appointment of officers, the determination of officers' compensation and the determination whether to cause a registration statement to be filed. There are seven (7) holders of record of the Company's Common Stock as of the date of this Prospectus.

CONVERTIBLE NOTES

  Between January 27, 1998, and March 12, 1998, the Company issued Notes having an aggregate principal amount of $600,000 to ten (10) Noteholders in connection with a private offering made pursuant to certain exemptions from the registration requirements of federal and state securities laws. See "Certain Relationships and Related Transactions". The Notes may be converted into shares of the Company's Common Stock at a conversion price of $3.50 per share by either the Noteholders or the Company at any time within twelve (12) months after the date the Note was issued. If neither party elects to convert the Notes within such time, the entire principal together with accrued interest at the rate of seven percent (7%) per annum shall be due and payable to the Noteholders. Both accrued interest and principal due under the Notes will be subject to conversion. Certificates representing shares of Common Stock issued to Noteholders upon conversion shall be rounded to the nearest whole number. No fractional shares shall be issued. As of March 31, 1998, all Noteholders as a group would be entitled to receive approximately 172,835 shares of Common Stock in exchange for their Notes. Of the ten (10) Notes issued by the Company, two (2) Notes, collectively having a principal amount owed of $100,000 shall mature on January 27, 1999; one (1) Note, having a principal amount owed of $200,000, shall mature on February 9, 1999; and seven
(7) Notes, collectively having a principal amount owed of $300,000, shall mature on March 12, 1999.

TRANSFER AGENT AND REGISTRAR

  It is anticipated that the Transfer Agent and Registrar for the Company's Common Stock is Liberty Transfer Company, 191 New York Ave, Huntington, New York 11743-2711.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. Upon completion of this Offering, approximately 1,230,000 restricted shares of Common Stock held by the Company's existing stockholders will be eligible for sale, subject to the volume limitations and other requirements of Rule 144 under the Act. However, all existing shareholders have agreed that they will not, without the consent of the Underwriter, publicly sell or otherwise dispose of any of their presently owned shares of Common Stock until 24 months from the date that the Registration Statement is effective. The sale in the future of a substantial number of shares of Common Stock by existing stockholders could have an adverse effect on the price of the Common Stock.

                             PLAN OF DISTRIBUTION

  The Company has entered into an Underwriting Agreement with Discovery Capital Group, Inc., Winter Park, Florida, to act as the Underwriter of this Offering ("Underwriter"). Pursuant to the Underwriting Agreement, the Underwriter will act as an agent for the Company to offer to sell on a "best efforts" basis a minimum of 350,000 shares of Common Stock and a maximum of 1,000,000 shares of Common Stock. The Common Stock will be offered to the public through the Underwriter and dealers as may be selected by the Underwriter at the public offering price stated on the front cover of the Prospectus. The Underwriter has made no commitment to purchase any or all of the Common Stock. It has agreed to use its best efforts to find purchasers for the Common Stock within a period of 90 days from the date of this Prospectus, subject to an extension in the discretion of the Underwriter for an additional period not to exceed 30 days. On behalf of the Company, the Underwriter proposes to offer the Common Stock directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus and may offer, in part, to possible participating dealers who are members of the National Association of Securities Dealers, Inc. at such price, less a concession not in excess of $.406 per share. The Underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority. Contingent upon the minimum sale of 350,000 shares of the Company's Common Stock, the Company will pay the Underwriter a commission of seven percent (7%) of the public offering price.

  It is anticipated that all proceeds from subscriptions with respect to the shares will be deposited promptly with SunTrust Bank, Central Florida National Association, 225 E. Robinson Street, Suite 250, Orlando, Florida, 32801 as Escrow Agent pursuant to an Escrow Agreement between the Company, the Underwriter and such Escrow Agent. Funds will be deposited in such escrow no later than noon of the business day following receipt. In the event 350,000 shares of Common Stock are not sold within the initial 90-day period (subject to the 30-day extension period described above), funds will be refunded promptly to subscribers in full without deduction therefrom or interest thereon. During the offering period or any extension thereof, no subscriber will be entitled to any refund of any subscription.

  The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). Upon the successful completion of this Offering, the Company has agreed to pay the Underwriter a non-accountable expense allowance of 3% of the total proceeds of this offering, of which approximately $52,000 has been paid as of the date of this Prospectus. The Company has also agreed to pay all expenses in connection with qualifying the Common Stock for sale under the laws of such jurisdictions as the Underwriter may designate. In addition, the Underwriter will be sold Warrants (Underwriter's Warrants) to purchase shares of Common Stock on a pro-rata basis representing four percent (4%) of the total shares sold to the public equal to a minimum of 14,000 shares and a maximum of 40,000 shares of Common Stock of the Company. See "Underwriter's Warrants".

  Pursuant to the terms of the Underwriting Agreement, all of the Company's existing shareholders have agreed not to sell the securities of the Company acquired by them prior to the date of this Prospectus until 24 months following the effective date of this registration statement.

  The Underwriting Agreement provides that for a period of twelve (12) months following the effective date of the Offering, the Underwriter shall act as the financial consultant to the Company and shall receive a consulting fee of approximately $3,000 per month plus reimbursement of actual expenses incurred on behalf of the Company.

  The Underwriting Agreement also provides that the Underwriter has a right of first refusal limited to a period of three (3) years from the effective date of this Offering with respect to any future offerings made by the Company or its principal shareholders of any securities of the Company to be sold through registration under the Securities Act of 1933 or otherwise.

  As part of the Underwriting Agreement, the Company has entered into an investment banking agreement with the Underwriter. Such agreement shall remain in effect for a period of two (2) years. The investment banking agreement provided that the Underwriter shall serve as a nonexclusive agent of the Company for a period of two years in connection with mergers, consolidations, joint ventures, exchange offers, and purchase or sale of securities or assets of the Company. The investment banking agreement provides that the Underwriter shall receive transaction fees ranging from two (2%) to five (5%) of the aggregate consideration paid or received by the Company in any of the designated transactions for which the Underwriter acts as introducing agent.

  The Company anticipates providing the Underwriter with a confidential list of persons whom it believes may be interested or who have contacted the Company with interest in purchasing shares of Common Stock offered hereby. The Underwriter may sell the Common Stock to such persons if they reside in a state in which the Common Stock may be sold and in which the Underwriter is permitted to sell the shares. The Underwriter is not obligated to sell any shares to any such person, and will do so only to the extent not inconsistent with a public distribution of common shares of the Company. Additionally, officers, directors and present shareholders of the Company and persons associated with them may be sold some of the 1,000,000 shares. However, it is not intended that the proceeds from this offering will be utilized, directly or indirectly, to enable anyone, including officers, directors, present shareholders or persons associated with them, to purchase the shares offered. Neither the Company nor the Underwriter will directly or indirectly arrange for financing of purchases of shares by officers, directors, present shareholders or persons associated with them. Any such purchases must be made for investment purposes only.

  To the extent such persons purchase up to 1,000,000 shares in the offering, the number of shares required to be purchased by the general public such that the minimum amount for closing is reached will be reduced by a like amount. Moreover, these purchases may be used in order to reach the minimum amount for closing in the event the minimum is not reached with purchases made by the general public. Consequently, this offering could close with a substantially greater percentage of shares being held by present shareholders and with lesser participation by the public than would otherwise be the case.

UNDERWRITER'S WARRANTS

  The Company has agreed to issue to the Underwriter or its designees on the completion of the offering, for nominal consideration of $100, Underwriter's Warrants to acquire a minimum of 14,000 and a maximum of 40,000 Common Shares. The Underwriter's Warrants will be exercisable at a price of $8.70 per share or 120% of the initial price to the public set forth on the cover page of this Prospectus during the four-year period commencing 12 months after the effective date of this Offering. The Underwriter's Warrants may not be assigned, transferred, sold, delivered or hypothecated by the Underwriters for a period of one (1) year from the effective date of the Offering except to officers or partners of the Underwriter, any other underwriters, or members of the selling group within the first year. Any transfer or assignment of the Underwriter's Warrants to any person must be made in accordance with the provisions of the Act. No public offering of the shares issued or issuable upon the exercise of the Underwriter's Warrants will be made until a registration statement has been filed by the Company and declared effective by the Securities and Exchange Commission. Any profits realized by the Underwriter upon sale of the Underwriter's Warrants or the underlying shares may be deemed to be additional underwriting compensation.

  Under the Underwriting Agreement, the Company is obligated, upon written request of the then holders of the Underwriter's Warrants and any issued shares underlying the Underwriter's Warrants, if made at any time within the period commencing two (2) years and ending five (5) years after the effective date of this Offering unless otherwise agreed to by the Company, to file with the Securities and Exchange Commission, at its expense but not to exceed $12,000, and only on one (1) occasion, a post-effective amendment to the registration statement of which this Prospectus forms a part or a new registration statement qualifying the Underwriter's Warrants and underlying shares for sale to the public. The Company is also obligated for a period of five (5) years beginning one (1) year after the effective date of this Offering to include the Underwriters Warrants and underlying shares in any subsequent registration statement filed by the Company with the Securities and Exchange Commission.

  The exercise price of the Underwriter's Warrants and the number of underlying shares that the holders of Underwriter's Warrants may acquire are subject to certain adjustments upon the occurrence of certain events, including, but not limited to, stock dividends. If the Company liquidates, merges or reorganizes in such a way as to terminate the Underwriter's Warrants, the Underwriter's Warrants may be exercised immediately prior to such action. In the event of liquidation, dissolution and winding up of the Company, holders of the Underwriter's unexercised Warrants are not entitled to participate in the distribution of the Company's assets.

  The foregoing is a summary of the material provisions of the Underwriting Agreement and the Underwriter's Warrants. Copies of such documents have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Risk Factors--No Commitment to Purchase Common Stock; Deposits of Subscriptions and Exercise of Underwriters Warrants."

DETERMINATION OF OFFERING PRICE

  Prior to this offering, there has been no public market for the Company's Common Stock. The initial public offering price has been determined through negotiations between the Company and the Underwriter. There is no direct relation between the offering price and the assets, book value, or net worth of the Company. However, the Company and the Underwriter considered these factors, and the condition and prospects of the Company, the experience of the Company's management, the amount of ownership desired to be retained by present shareholders and the waste disposal and incineration industry in general in their negotiations concerning the offering price. There can be no assurance that the price at which the Shares will be selling after this offering will not be lower than the initial price to the public. See "Risk Factors--Lack of Public Market; Determination of Offering Price."

COUNSEL

  The legality of the securities of the Company offered will be passed on for the Company by Snyderburn, Rishoi & Swann, a partnership of professional associations.

EXPERTS

  The financial statements for the years ended December 31, 1995, 1996 and 1997 included herein have been audited by J. Rick Maloy, CPA, independent auditors, as stated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

ADDITIONAL INFORMATION

  The Company is not a reporting company under the Securities Exchange Act of 1934, as amended. The Company has filed with the Washington, D.C. Office of the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Act with respect to the Common Stock offered hereby. This Prospectus filed as a part of the Registration Statement does not contain all of the information contained in the Registration Statement and the exhibits thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to such Registration Statement including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and in each instance, reference is made to such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and exhibits may be inspected without charge and copied at the Washington office of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, and copies of such material may be obtained at prescribed rates from the Commission's Public Reference Section at the same address. In addition, the Commission maintains a Web site that contains reports, proxy and information regarding registrants, such as the Company, that file electronically, with the Commission. The address of this Web site is: http://www.sec.gov. The Company intends to furnish to its shareholders annual reports containing audited financial statements.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants.................................           F-2
Balance Sheets as of December 31, 1995, 1996 and 1997.............           F-3
Statements of Operations for the years ended December 31, 1995,
 1996 and 1997....................................................           F-4
Statements of Changes in Stockholder's Equity for the years ended
 December 31, 1995, 1996 and 1997.................................           F-5
Statements of Cash Flows for the years ended December 31, 1995,
 1996 and 1997....................................................           F-6
Notes to Financial Statements--December 31, 1997..................   F-7 to F-11
Balance Sheets as of March 31, 1997 and 1998 (Unaudited)..........          F-12
Statements of Operations for the three months ended March 31, 1997
 and 1998 (Unaudited).............................................          F-13
Statements of Cash Flows for the three months ended March 31, 1997
 and 1998 (Unaudited).............................................          F-14
Statements of Stockholder's Equity for the three months ended
 March 31, 1998 (Unaudited).......................................          F-15
Notes to Financial Statements--March 31, 1998 (Unaudited).........  F-16 to F-17

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Crawford Equipment and Engineering Company
Orlando, Florida

  We have audited the accompanying balance sheets of Crawford Equipment and Engineering Company as of December 31, 1995, 1996, and 1997 and the related statements of operations, changes in stockholder's equity and cash flows for the years ended December 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford Equipment and Engineering Company at December 31, 1995, 1996 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1995, 1996 and 1997 in conformity with generally accepted accounting principles.

                                          J. RICK MALOY, CPA

Orlando, Florida
May 22, 1998

                   CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                                 BALANCE SHEETS

                                                         DECEMBER 31,
                                                 ------------------------------
                                                   1995       1996       1997
                                                 ---------  ---------  --------
                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents..................... $  23,391  $ (25,343) $  8,926
  Accounts receivable...........................   359,088    529,522   465,320
  Inventories
   Work in process..............................   217,540    146,044    88,884
   Parts and supplies...........................    38,167     39,961    37,959
  Other current assets..........................     6,757     10,998     4,737
                                                 ---------  ---------  --------
    TOTAL CURRENT ASSETS........................   644,943    701,182   605,826
  Property and equipment, net...................    89,479     82,156   117,058
                                                 ---------  ---------  --------
    TOTAL ASSETS................................ $ 734,422  $ 783,338  $722,884
                                                 =========  =========  ========
      LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
  Accounts payable..............................   278,846    234,529  $178,522
  Accrued expenses..............................    54,139     46,436   176,717
  Deferred revenue..............................   253,821    453,884    41,058
  Current portion of long-term debt.............    12,422      7,143     8,562
                                                 ---------  ---------  --------
    TOTAL CURRENT LIABILITIES...................   599,228    741,992   404,859
LONG TERM DEBT..................................     7,143          0    17,123
                                                 ---------  ---------  --------
    TOTAL LIABILITIES...........................   606,371    741,992   421,982
STOCKHOLDER'S EQUITY
  Common stock--Authorized: 15,000,000 shares;
   Issued and outstanding: 3,200,000 $.0002 par
   value shares (Note 7)........................       500        500       500
  Additional paid-in capital....................   278,004    278,004   278,004
  Retained earnings--(accumulated deficit)......  (150,453)  (237,158)   22,398
                                                 ---------  ---------  --------
    TOTAL STOCKHOLDER'S EQUITY..................   128,051     41,346   300,902
                                                 ---------  ---------  --------
    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY.. $ 734,422  $ 783,338  $722,884
                                                 =========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                   CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                            STATEMENTS OF OPERATIONS

                                            YEAR ENDED  YEAR ENDED   YEAR ENDED
                                            DECEMBER 31 DECEMBER 31  DECEMBER 31
                                               1995        1996         1997
                                            ----------- -----------  -----------
SALES...................................... $2,546,895  $2,417,939   $4,375,494
COST OF SALES..............................  1,767,054   1,516,070    2,717,640
                                            ----------  ----------   ----------
  GROSS PROFIT.............................    779,841     901,869    1,657,854
OPERATING EXPENSES.........................    754,658     878,254    1,198,351
  Selling, General and Administrative
   Depreciation and Amortization...........     10,790      24,394       25,866
                                            ----------  ----------   ----------
    TOTAL OPERATING EXPENSES...............    765,448     902,648    1,224,217
                                            ----------  ----------   ----------
OPERATING INCOME (LOSS)....................     14,393        (779)     433,637
INTEREST EXPENSE...........................      2,031       1,431            0
OTHER INCOME (LOSS), NET...................      2,856        (995)         920
                                            ----------  ----------   ----------
NET INCOME (LOSS).......................... $   15,218  $   (3,205)  $  434,557
                                            ==========  ==========   ==========
NET INCOME (LOSS) PER COMMON SHARE......... $     .005  $    (.001)  $      .14
SHARES USED IN COMPUTING NET INCOME (LOSS)
 PER COMMON SHARE (NOTE 7).................  3,200,000   3,200,000    3,200,000


   The accompanying notes are an integral part of these financial statements.

                   CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                            COMMON STOCK
                          ----------------                 ACCUMULATED     TOTAL
                           NO. OF            ADDITIONAL     EARNINGS   STOCKHOLDER'S
                           SHARES   AMOUNT PAID-IN-CAPITAL  (DEFICIT)     EQUITY
                          --------- ------ --------------- ----------- -------------
BALANCE AT DECEMBER 31,
 1994...................  3,200,000  $500     $276,217      $ (64,884)   $ 211,833
Contribution to capital.                         1,787                       1,787
Distribution to share-
 holder's...............                                     (100,787)    (100,787)
Net income..............                                       15,218       15,218
                          ---------  ----     --------      ---------    ---------
BALANCE AT DECEMBER 31,
 1995...................  3,200,000   500      278,004       (150,453)   $ 128,051
Distribution to share-
 holder's...............                                      (83,500)     (83,500)
Net loss................                                       (3,205)      (3,205)
                          ---------  ----     --------      ---------    ---------
BALANCE AT DECEMBER 31,
 1996...................  3,200,000   500      278,004       (237,158)      41,346
Distribution to share-
 holder's...............                                     (175,000)    (175,000)
Net income..............                                      434,557      434,557
                          ---------  ----     --------      ---------    ---------
BALANCE AT DECEMBER 31,
 1997...................  3,200,000  $500     $278,004      $  22,398    $ 300,902
                          ---------  ----     --------      ---------    ---------




   The accompanying notes are an integral part of these financial statements.

                   CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                            STATEMENTS OF CASH FLOWS

                                        YEAR ENDED DECEMBER 31
                                      -----------------------------
                                        1995      1996       1997
                                      --------  ---------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (Loss)..................  $ 15,218    $(3,205) $434,557
 Adjustments to reconcile net income
  (loss) to net cash used in
  operating activities:
  Depreciation and amortization.....    10,790     24,394    25,866
  Increase (decrease) from changes
   in:
   Accounts receivable..............    43,190   (170,434)   64,202
   Inventories......................   (72,478)    69,702    59,162
   Other assets.....................    (4,545)    (4,241)    6,261
   Accounts payable and accrued
    expenses........................   (38,105)   (52,020)   74,274
   Deferred revenue.................   149,929    200,063  (412,826)
                                      --------  ---------  --------
    NET CASH PROVIDED BY OPERATING
     ACTIVITIES.....................   103,999     64,259   251,496
                                      --------  ---------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of property and equipment.    (2,000)   (17,072)  (60,768)
                                      --------  ---------  --------
    NET CASH USED IN INVESTING
     ACTIVITIES.....................    (2,000)   (17,072)  (60,768)
                                      --------  ---------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from long-term debt.......       --         --     25,684
 Principal payments on long-term
  debt..............................       --     (12,422)   (7,143)
 Distributions to shareholder's.....  (100,787)   (83,499) (175,000)
                                      --------  ---------  --------
    NET CASH USED IN FINANCING
     ACTIVITIES ..................... (100,787)   (95,921) (156,459)
                                      --------  ---------  --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS...................     1,212    (48,734)   34,269
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD................    22,179     23,391   (25,343)
                                      --------  ---------  --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD.............................  $ 23,391  $ (25,343) $  8,926
                                      --------  ---------  --------


   The accompanying notes are an integral part of these financial statements.

                  CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Nature of Business

  Crawford Equipment and Engineering Company (the Company) was incorporated on August 1, 1974 in the State of Florida. The Company is engaged in the development, manufacture and sale of packaged combustion equipment and related environmental waste disposal systems. These systems are designed for a wide range of industrial and commercial uses, which include animal and human cremation, medical waste incineration, general solid waste incineration, and the control of volatile organic compounds (VOC) and hazardous air pollutants
(HAP) emitted from manufacturing processes. In addition, the Company provides services and replacement parts for existing packaged combustion systems. The Company to date has manufactured and installed approximately 700 packaged combustion systems to customers located throughout the world. The Company maintains its manufacturing and testing facilities in Orlando, Florida.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The principal areas of judgment relate to provisions for returns and sales allowances, doubtful accounts, and the realizability of inventories, tools and equipment. Actual results could differ from those estimates.

 Cash Equivalents

  For financial statement presentation purposes, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method and includes direct costs of manufacturing and applicable overhead. Inventories consist primarily of work in process and components for the packaged combustion equipment and environmental waste disposal system.

 Property and Equipment

  Property and equipment are stated at cost. Replacement and major improvements are capitalized and maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed primarily using accelerated methods over the estimated useful lives of the related assets, which range from five to seven years.

  As required by SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company regularly evaluates the remaining life and recoverability of property and equipment. Because the Company has only a minimal investment in long-lived assets, the adoption of SFAS No. 121 did not have significant effect on the Company's financial position and results of operations.

 Revenue Recognition

  The Company records sales upon completion and shipment of equipment and systems and a provision for future returns and other sales allowances is established based upon historical experience and management estimates.

                  CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                               DECEMBER 31, 1997


 Deferred Revenue

  Deferred revenue represents customer deposits and amounts received from customers prior to shipment of equipment and systems. The deposits and advance payments are made pursuant to the terms of the Company's standard purchase orders.

 Effect of Inflation and Foreign Currency Exchange

  The Company has not realized a reduction in the selling price of any of its products or services as a result of domestic inflation. In addition, the Company has not experienced unfavorable profit reductions due to currency exchange fluctuations or inflation with its foreign customers.

 Income Taxes

  The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the Company does not pay federal or state income tax on its income. As a result, there is no provision, or benefit, for income taxes included in the accompanying financial statements.

 Research and Development

  Costs incurred in connection with research and development activities are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects as well as fees paid to various entities that perform certain research on behalf of the Company.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Credit risk related to the Company's accounts receivable is somewhat mitigated by substantial deposits which are generally required from customers. Credit losses historically have not been significant.

 Net Income (Loss) Per Share

  Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares of common stock outstanding.

2. RELATED PARTY TRANSACTIONS

  The Company leases office and plant facilities from its stockholder pursuant to a long-term lease agreement. Rent expense was $66,000 for the years ended December 31, 1995, 1996 and 1997. Included in accounts payable and accrued expenses at December 31, 1995, 1996 and 1997 is $5,500 of accrued rent payable to the stockholder.

                  CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                               DECEMBER 31, 1997

3. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                          DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                              1995         1996         1997
                                          ------------ ------------ ------------
Automobiles and Trucks...................  $ 159,747    $ 159,747    $ 189,924
Office Furniture and Equipment...........     62,807       67,159       88,033
Machinery and Equipment..................     68,046       80,766       90,321
Leasehold Improvements...................     13,130       13,130       13,130
                                           ---------    ---------    ---------
                                             303,730      320,802      381,408
Accumulated Depreciation.................   (214,251)    (238,646)    (264,350)
                                           ---------    ---------    ---------
                                           $  89,479    $  82,156    $ 117,058
                                           =========    =========    =========


4. ACCRUED EXPENSES

  Accrued Expenses consisted of the following:

                                          DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                              1995         1996         1997
                                          ------------ ------------ ------------
Commissions Payable......................   $            $            $101,682
Accrued Salaries.........................    29,993       42,703        15,088
Payroll Taxes Payable....................    18,942        3,667        56,939
Other....................................     5,204           66         3,008
                                            -------      -------      --------
                                             54,139       46,436       176,717
                                            =======      =======      ========

5. PROFIT-SHARING AND 401(K) PLANS

  The Company has a profit-sharing and a 401(k) plan (the Plan) which cover substantially all employees who have met certain age and length of service requirements. Plan contributions are made at the discretion of the Company's Board of Directors. The Company did not elect to make a contribution to the Plan for the years ended December 31, 1995 and 1996. However, the Company made a $9,015 employer matching contribution to the 401(k) plan for the year ended December 31, 1997.

6. PROPOSED PUBLIC OFFERING

  On November 6, 1997, the Board of Directors of the Company approved a NASD member-broker-dealer to act as underwriter in connection with a proposed public offering. The underwriter is to be retained by the Company to provide investment banking services concerning a best efforts public offering of the Company's securities.

7. SUBSEQUENT EVENTS

 Income Taxes

  The Company has elected to revoke, effective January 1, 1998, the election to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, effective January 1, 1998, the Company will adopt the liability method of accounting for income taxes under Statement of Financial Accounting Standards (SFAS)

                  CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                               DECEMBER 31, 1997

No. 109. Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the currently enacted tax rates in effect for the years in which these differences reverse.

 Private Placement

  In December 1997, the Company began a private placement of up to $600,000 of securities. Each security consists of a convertible promissory note with a stated rate of interest of 7% and convertible into the Company's common stock at a price of $3.50 per share. The notes are convertible at any time within twelve (12) months from the date of issuance by exercise of the conversion right by either the Company or the noteholders. As of March 31, 1998, the Company had issued 10 notes for cash proceeds of $600,000.

 Common Stock

  On January 20, 1998, the Board of Directors approved a Plan of Recapitalization (Plan), in contemplation of the planned public offering. The Plan provides as follows: (1) To increase the number of common shares authorized from 500 shares to 15,000,000 shares; (2) To change the authorized shares with a par value of $5.00 per share to shares with a par value of $.0002 per share; (3) To change each share having a par value of $5.00 per share which the Company had authority to issue immediately prior to the effective date of the Plan into 30,000 shares having a par value of $.0002 per share; and (4) That each certificate representing one or more shares having a par value of $.0002 per share which shall be issued and outstanding immediately prior to the effective date of the Plan shall be submitted by the existing shareholders to the Company. Upon receipt of the outstanding certificates by the holders thereof, the Company upon the effective date of the Plan shall issue to such shareholders additional certificates representing 30,000 shares having a par value of $.0002 per share for each share having a par value of $5.00 per share.

 Restricted Common Stock

  On February 1, 1998, subsequent to the effective date of the Plan of Recapitalization, the Company issued and granted an officer of the Company the right to purchase a total of 200,000 shares of common stock of the Company at a purchase price of $.0002 per share in exchange for valuable services rendered to the Company. The officer exercised this right, on February 1, 1998, and purchased the 200,000 shares for $.0002 per share. These shares are subject to a substantial risk of forfeiture pursuant to the terms of the officer's employment agreement.

  Pursuant to the issuance of the restricted stock, the value assigned by the Company's investment banker of $2.19 per share will be capitalized as contra-stockholder's equity and will be amortized ratably as compensation expense during the years ending December 31, 2001, 2002 and 2003, in accordance with the terms of the officer's employment agreement.

  Effective January 1, 1998, the Company will adopt the disclosure approach provided for in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, with respect to restricted stock granted to employees. The Company does not expect the pronouncement to have an impact on its results of operations since the intrinsic value-based method prescribed by APB Opinion No. 25 and also allowed by SFAS No. 123 will be used for any restricted stock. The resulting unearned compensation will be amortized in accordance with the terms of the respective employment agreement.

                  CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                               DECEMBER 31, 1997

 Employment Agreements

  Effective January 1, 1998, the Company entered into employment agreements with three officers, which expire on January 1, 2003. The agreements provide for aggregate annual compensation of $325,000 effective upon completion of the planned public offering.

 Related Party Transactions

  On January 7, 1998, an officer loaned the Company $100,000. This unsecured demand note will bear interest at 8%.

  The Company currently utilizes patents in the design and manufacture of certain equipment, which are owned by its stockholder. On January 1, 1998, the Company entered into a licensing agreement with respect to these patents. The licensing agreement provides for the payment of $350 to the stockholder for every unit sold. These payments are due on the fifth day of the month following the month in which they are sold. The Company intends to purchase the patents upon completion of the planned public offering for $875,000. Upon completion of the purchase, the patents will be recorded at the stockholders basis of $1,500 with the excess consideration accounted for as a capital distribution in accordance with APB 16.
8. PRO FORMA STATEMENT OF OPERATIONS

  The following Pro Forma Statement Of Operations for the year ended December 31, 1997 is prepared to reflect transactions which became effective in 1998 but are not reflected in the Historical Statement of Operations.

                                                   DECEMBER 31, 1997
                                           -------------------------------------
                                                      PRO FORMA       PRO FORMA
                                             ACTUAL   ADJUSTMENT     AS ADJUSTED
                                           ---------- ----------     -----------
Sales..................................... $4,375,494 $     --       $4,375,494
Cost of sales.............................  2,717,640     9,800 (1)   2,727,440
Operating Expenses........................  1,224,217   319,950 (2)   1,544,167
Operating Income..........................    433,637  (329,750)        103,887
Other income..............................        920       --              920
Net income................................ $  434,557 $(329,750)     $  104,807
Net income per common share............... $     0.14                $     0.03
Shares used in computing net income per
 share....................................  3,200,000                 3,200,000

--------
(1) Adjusted to reflect the patent licensing agreement, which became effective on January 1, 1998, as if it were in effect for the year ended December 31, 1997. See Note 7.
(2) a. Adjusted to reflect the Officers Employment Agreements, which became effective on January 1, 1998, as if they were in effect for the year ended December 31, 1997. Officers compensation for the year ended December 31, 1997 was $219,000. It is anticipated that Officers compensation for the year ended December 31, 1998 will be $375,000. See Note 7.
   b. Adjusted to reflect the Facility Lease Agreement, which became effective on January 1, 1998, as if it were in effect for the year ended December 31, 1997. Facility lease expense for the year ended December 31, 1997 was $66,000. It is anticipated that Facility Lease Expense will be $182,000 for the year ended December 31, 1998. See Note 2.
   c. Adjusted to reflect the revocation of the Company's "S" Corporation election, which became effective on January 1, 1998, and the corresponding income tax effect, as if it were in effect for the year ended December 31, 1997. See Note 7.

                   CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                                 BALANCE SHEETS

                                                               MARCH 31,
                                                        ------------------------
                                                           1997         1998
                                                        -----------  -----------
                                                        (UNAUDITED)  (UNAUDITED)
                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents............................ $  326,833   $  303,552
  Accounts receivable..................................    477,829      169,692
  Inventories..........................................
   Work in process.....................................    486,896      191,985
   Parts and supplies..................................     36,731       59,539
  Other Current Assets.................................     11,152        6,053
                                                        ----------   ----------
    TOTAL CURRENT ASSETS...............................  1,339,441      730,821
  Property and equipment, net..........................     82,217      130,097
  Subscription receivable..............................                      40
  Debt offering costs..................................                  57,872
  Deferred public offering costs.......................                  55,938
                                                        ----------   ----------
    TOTAL ASSETS....................................... $1,421,658   $  974,768
                                                        ==========   ==========
         LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
  Accounts payable.....................................    423,981      $77,957
  Accrued expenses.....................................     29,814       30,941
  Deferred revenue.....................................    695,680       34,348
  Current portion of long-term debt....................      3,792        8,562
                                                        ----------   ----------
    TOTAL CURRENT LIABILITIES..........................  1,153,267      151,808
LONG TERM DEBT
  Notes payable........................................      1,000       15,970
  Convertible notes payable............................                 600,000
  Note payable to stockholder..........................     25,000      100,000
                                                        ----------   ----------
    TOTAL LIABILITIES..................................  1,179,267      867,778
STOCKHOLDER'S EQUITY
  Common Stock--Authorized: 500 shares; issued and
   outstanding: 100 $5.00 par value shares at March 31,
   1997 Authorized: 15,000,000 shares; issues and
   outstanding: 3,200,000 $.0002 par value shares at
   March 31, 1998......................................        500          640
  Additional paid-in capital...........................    278,004    2,375,995
  Unearned compensation................................              (1,449,960)
  Accumulated deficit..................................    (36,113)    (819,685)
                                                        ----------   ----------
    TOTAL STOCKHOLDER'S EQUITY.........................    242,391      106,990
                                                        ----------   ----------
    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY......... $1,421,658   $  974,768
                                                        ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                   CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                            STATEMENTS OF OPERATIONS

                                                          THREE MONTHS ENDED
                                                               MARCH 31
                                                        -----------------------
                                                           1997        1998
                                                        ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
SALES.................................................. $1,116,295   $ 263,736
COST OF SALES..........................................    679,421     178,181
                                                        ----------   ---------
  GROSS PROFIT.........................................    436,874      85,555
OPERATING EXPENSES
  Selling, General and Administrative..................    231,321     269,855
  Depreciation and Amortization........................      1,830       3,041
                                                        ----------   ---------
    TOTAL OPERATING EXPENSES...........................    233,151     272,896
                                                        ----------   ---------
OPERATING INCOME (LOSS)................................    203,723    (187,341)
INTEREST EXPENSE (NOTE 5)..............................        152     654,784
OTHER INCOME (LOSS), NET...............................        773          42
                                                        ----------   ---------
NET INCOME (LOSS)...................................... $  204,344   $(842,083)
                                                        ==========   =========
NET INCOME (LOSS) PER COMMON SHARE..................... $     0.06   $   (0.26)
SHARES USED IN COMPUTING NET INCOME (LOSS) PER COMMON
 SHARE (NOTE 7)........................................  3,200,000   3,200,000


   The accompanying notes are an integral part of these financial statements.

                   CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                            STATEMENTS OF CASH FLOWS

                                                          THREE MONTHS ENDED
                                                               MARCH 31
                                                        -----------------------
                                                           1997        1998
                                                        ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (Loss).....................................  $204,344    $(842,083)
 Adjustments to reconcile net income (loss) to net cash
  used in operating activities:
  Depreciation and amortization........................     1,830        3,041
  Amortization of deferred convertible notes discount..                648,131
  Increase (decrease) from changes in:
   Accounts receivable.................................    51,693      295,628
   Inventories.........................................  (337,622)    (124,681)
   Other assets........................................      (154)      (1,316)
   Accounts payable and accrued expenses...............   172,830     (246,341)
   Deferred revenue....................................   241,796       (6,710)
                                                         --------    ---------
    NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES...   334,717     (274,331)
                                                         --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of property and equipment....................    (1,769)     (16,080)
                                                         --------    ---------
    NET CASH USED IN INVESTING ACTIVITIES..............    (1,769)     (16,080)
                                                         --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Principal payments on long-term debt..................    (2,351)      (1,153)
 Distributions to stockholder..........................    (3,421)         --
 Proceeds from issuance of convertible notes payable...       --       600,000
 Issuance costs--convertible notes payable.............       --       (57,872)
 Issuance costs--planned public offering...............       --       (55,938)
 Proceeds from note payable to stockholder.............    25,000      100,000
                                                         --------    ---------
    NET CASH PROVIDED BY FINANCING ACTIVITIES..........    19,228      585,037
                                                         --------    ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS..............   352,176      294,626
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.......   (25,343)       8,926
                                                         --------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.............  $326,833    $ 303,552
                                                         --------    ---------

   The accompanying notes are an integral part of these financial statements.

                   CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                            COMMON STOCK
                          ---------------- ADDITIONAL                ACCUMULATED     TOTAL
                           NO. OF           PAID-IN-     UNEARNED     EARNINGS   STOCKHOLDER'S
                           SHARES   AMOUNT  CAPITAL    COMPENSATION   (DEFICIT)     EQUITY
                          --------- ------ ----------  ------------  ----------- -------------
BALANCE AT DECEMBER 31,
 1994...................        100  $500  $  276,217                 $ (64,884)   $211,833
Contribution to capital.                        1,787                                 1,787
Distribution to
 shareholder's..........                                               (100,787)   (100,787)
Net income..............                                                 15,218      15,218
                          ---------  ----  ----------  -----------    ---------    --------
BALANCE AT DECEMBER 31,
 1995...................        100   500     278,004                  (150,453)    128,051
Distribution to
 shareholder's..........                                                (83,500)    (83,500)
Net loss................                                                 (3,205)     (3,205)
                          ---------  ----  ----------  -----------    ---------    --------
BALANCE AT DECEMBER 31,
 1996...................        100   500     278,004                  (237,158)     41,346
Distribution to
 shareholder's..........                                               (175,000)   (175,000)
Net income..............                                                434,557     434,557
                          ---------  ----  ----------  -----------    ---------    --------
BALANCE AT DECEMBER 31,
 1997...................        100   500     278,004                    22,398     300,902
Thirty-thousand-for-one
 stock split
 (unaudited)............  2,999,900   100        (100)
Issuance of restricted
 stock (unaudited)......    200,000    40   1,449,960   (1,449,960)                      40
Convertible notes
 discount (unaudited)...                      648,131                               648,131
Net loss (unaudited)....                                               (842,083)   (842,083)
                          ---------  ----  ----------  -----------    ---------    --------
BALANCE AT MARCH 31,
 1998 (unaudited).......  3,200,000  $640  $2,375,995  $(1,449,960)   $(819,685)   $106,990
                          ---------  ----  ----------  -----------    ---------    --------


   The accompanying notes are an integral part of these financial statements.

                  CRAWFORD EQUIPMENT AND ENGINEERING COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                MARCH 31, 1998
                                   UNAUDITED

 1. FINANCIAL STATEMENTS

  In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of March 31, 1997 and 1998 and the results of operations and its cash flows for the three months ended March 31, 1997 and 1998 and the statements of changes in stockholder's equity for the three months ended March 31, 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

 2. DEBT OFFERING COSTS

  Debt offering costs related to the private placement of convertible promissory notes ( see Note 5) are being amortized on a straight-line basis (which approximates the interest method) over the one year term of the notes.

 3. DEFERRED PUBLIC OFFERING COSTS

  Costs associated with the Company's proposed public offering have been deferred. Such costs will be netted against the offering proceeds unless the offering is terminated, at which time they will be charged to expense.

 4. INCOME TAXES

  The Company has elected to revoke, effective January 1, 1998, the election to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, effective January 1, 1998, the Company adopted the liability method of accounting for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109. Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the currently enacted tax rates in effect for the years in which these differences reverse. The Company recognized no income tax benefit from the loss generated for the three months ended March 31, 1998.

 5. PRIVATE PLACEMENT

  In January 1998, the Company began a private placement of up to $600,000 of securities. Each security consists of a convertible promissory note with a stated rate of interest of 7% and convertible into the Company's common stock at a price of $3.50 per share. The notes are convertible at any time within twelve (12) months from the date of issuance by exercise of the conversion right by either the Company or the noteholders. Through March 31, 1998, the Company had issued 10 notes for cash proceeds of $600,000. The convertible noteholders do not have registration rights.

  In accordance with EITF Announcement D-60, the "Beneficial Conversion Feature Discount" was recorded as a charge to interest expense in the three month period ended March 31, 1998 with a corresponding increase in additional paid-in-capital. This discount of $648,131 was calculated by multiplying the number of shares into which the notes are convertible (172,835 shares) by $3.75 per share, the difference between the Initial Public Offering Price of $7.25 per share and the fixed conversion price of $3.50 per share.

 6. NOTE PAYABLE TO STOCKHOLDER

  As of March 31, 1998, a note payable to stockholder aggregating $100,000 was outstanding. The unsecured demand note bears interest at 8%.

 7. COMMON STOCK

  On January 20, 1998, the Board of Directors approved a Plan of Recapitalization (Plan), in contemplation of the planned public offering. The Plan provides as follows: (1) To increase the number of common shares authorized from 500 shares to 15,000,000 shares; (2) To change the authorized shares with a par value of $5.00 per share to shares with a par value of $.0002 per share; (3) To change each share having a par value of $5.00 per share which the Company had authority to issue immediately prior to the effective date of the Plan into 30,000 shares having a par value of $.0002 per share; and (4) That each certificate representing one or more shares having a par value of $.0002 per share which shall be issued and outstanding immediately prior to the effective date of the Plan shall be submitted by the existing shareholders to the Company. Upon receipt of the outstanding certificates by the holders thereof, the Company upon the effective date of the Plan shall issue to such shareholders additional certificates representing 30,000 shares having a par value of $.0002 per share for each share having a par value of $5.00 per share.

 8. RESTRICTED COMMON STOCK AND UNEARNED COMPENSATION

  On February 1, 1998, subsequent to the effective date of the Plan of Recapitalization, the Company issued and granted an officer of the Company the right to purchase a total of 200,000 shares of common stock of the Company at a purchase price of $.0002 per share in exchange for valuable services rendered to the Company. The officer exercised this right, on February 1, 1998, and purchased the 200,000 shares for $.0002 per share. These shares are subject to a substantial risk of forfeiture pursuant to the terms of the officer's employment agreement.

  Pursuant to the issuance of the restricted stock, the Initial Public Offering price of $7.25 per share has been capitalized as contra-stockholder's equity and will be amortized ratably as compensation expense during the years ending December 31, 2001, 2002 and 2003, in accordance with the terms of the officer's employment agreement.

  Effective January 1, 1998, the Company adopted the disclosure approach provided for in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, with respect to restricted stock granted to employees. The Company does not expect the pronouncement to have an impact on its results of operations since the intrinsic value-based method prescribed by APB Opinion No. 25 and also allowed by SFAS No. 123 will be used for any restricted stock. The unearned compensation will be amortized in accordance with the terms of the respective employment agreement.

 9. RELATED PARTY TRANSACTION

  The Company currently utilizes patents in the design and manufacture of certain systems, which are owned by its stockholder. On January 1, 1998, the Company entered into a licensing agreement with respect to these patents. The licensing agreement provides for the payment of $350 to the stockholder for every system sold. These payments are due on the fifth day of the month following the month in which they are sold. The Company intends to purchase the patents upon completion of the planned public offering.

10. NET INCOME (LOSS) PER SHARE

  Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares of common stock and common stock equivalents outstanding.

11. SUBSEQUENT EVENT

  On April 27, 1998, the Company repaid a note payable to stockholder in full with accrued interest (see Note 6).

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECU-RITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR
DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAW-FUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IM-PLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Selected Financial Information............................................    3
Risk Factors..............................................................    4
Use of Proceeds...........................................................   14
Dilution..................................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Business..................................................................   23
Management................................................................   31
Certain Relationships and Related Transactions............................   34
Principal Shareholders....................................................   37
Description of Securities.................................................   38
Shares Eligible for Future Sale...........................................   39
Plan of Distribution......................................................   40
Counsel...................................................................   42
Experts...................................................................   42
Additional Information....................................................   42
Index to Financial Statements.............................................  F-1

                                ---------------

 UNTIL AUGUST 11, 1998, 90 DAYS AFTER THE DATE OF THIS PROSPECTUS, ALL DEALERS AFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               1,000,000 SHARES

                   CRAWFORD EQUIPMENT & ENGINEERING COMPANY

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                         DISCOVERY CAPITAL GROUP, INC.

                                AUGUST 11, 1998

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